Exhibit 99.1
MANAGEMENT'S DISCUSSION AND ANALYSIS

This Management's Discussion and Analysis (MD&A) contains important information about our business and our performance for the three and six months ended June 30, 2022, as well as forward-looking information about future periods. This MD&A should be read in conjunction with our Second Quarter 2022 Interim Condensed Consolidated Financial Statements (Second Quarter 2022 Interim Financial Statements) and notes thereto, which have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB); our 2021 Annual MD&A; our 2021 Annual Audited Consolidated Financial Statements and notes thereto, which have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the IASB; and our other recent filings with Canadian and US securities regulatory authorities, including our Annual Information Form, which are available on SEDAR at sedar.com or EDGAR at sec.gov, respectively.

Effective January 1, 2022, we changed the way in which we report certain subscriber metrics in both our Wireless and Cable segments such that we began presenting postpaid mobile phone subscribers, prepaid mobile phone subscribers, and mobile phone ARPU in our Wireless segment. We also no longer report blended average billings per unit (ABPU). In Cable, we began presenting retail Internet, Video (formerly Television), Smart Home Monitoring, and Home Phone subscribers. These changes are a result of shifts in the ways in which we manage our business, including the significant adoption of our wireless device financing program, and to better align with industry practices. See "Results of our Reportable Segments" and "Key Performance Indicators" for more information. We have retrospectively amended our 2021 comparative segment results to account for this redefinition.

For more information about Rogers, including product and service offerings, competitive market and industry trends, our overarching strategy, key performance drivers, and objectives, see "Understanding Our Business", "Our Strategy, Key Performance Drivers, and Strategic Highlights", and "Capability to Deliver Results" in our 2021 Annual MD&A.

We, us, our, Rogers, Rogers Communications, and the Company refer to Rogers Communications Inc. and its subsidiaries. RCI refers to the legal entity Rogers Communications Inc., not including its subsidiaries. Rogers also holds interests in various investments and ventures.

All dollar amounts in this MD&A are in Canadian dollars unless otherwise stated and are unaudited. All percentage changes are calculated using the rounded numbers as they appear in the tables. This MD&A is current as at July 26, 2022 and was approved by the Audit and Risk Committee of RCI's Board of Directors (the Board) on that date. This MD&A includes forward-looking statements and assumptions. See "About Forward-Looking Information" for more information.

We are publicly traded on the Toronto Stock Exchange (TSX: RCI.A and RCI.B) and on the New York Stock Exchange (NYSE: RCI).

In this MD&A, this quarter, the quarter, or second quarter refer to the three months ended June 30, 2022, first quarter refers to the three months ended March 31, 2022, and year to date refers to the six months ended June 30, 2022 unless the context indicates otherwise. All results commentary is compared to the equivalent period in 2021 or as at December 31, 2021, as applicable, unless otherwise indicated. References to COVID-19 are to the pandemic from the outbreak of this virus and to its associated impacts in the jurisdictions in which we operate and globally, as applicable.

™Rogers and related marks are trademarks of Rogers Communications Inc. or an affiliate, used under licence. All other brand names, logos, and marks are trademarks and/or copyright of their respective owners. ©2022 Rogers Communications

Rogers Communications Inc.	1	Second Quarter 2022

Reportable segments
We report our results of operations in three reportable segments. Each segment and the nature of its business is as follows:

Segment	Principal activities
Wireless	Wireless telecommunications operations for Canadian consumers and businesses.
Cable	Cable telecommunications operations, including Internet, television and other video (Video), telephony (Home Phone), and smart home monitoring services for Canadian consumers and businesses, and network connectivity through our fibre network and data centre assets to support a range of voice, data, networking, hosting, and cloud-based services for the business, public sector, and carrier wholesale markets.
Media	A diversified portfolio of media properties, including sports media and entertainment, television and radio broadcasting, specialty channels, multi-platform shopping, and digital media.

Wireless and Cable are operated by our wholly owned subsidiary, Rogers Communications Canada Inc. (RCCI), and certain of our other wholly owned subsidiaries. Media is operated by our wholly owned subsidiary, Rogers Media Inc., and its subsidiaries.

Where to find it

2	Operating Environment and Strategic Highlights	30	Commitments and Contractual Obligations
4	Quarterly Financial Highlights	30	Regulatory Developments
5	Shaw Transaction	31	Updates to Risks and Uncertainties
7	Summary of Consolidated Financial Results	32	Critical Accounting Policies and Estimates
8	Results of our Reportable Segments	33	Key Performance Indicators
14	Review of Consolidated Performance	35	Non-GAAP and Other Financial Measures
16	Managing our Liquidity and Financial Resources	38	Other Information
22	Overview of Financial Position	40	About Forward-Looking Information
23	Financial Condition
26	Financial Risk Management

Operating Environment and Strategic Highlights

As immigration levels increase and COVID-19 restrictions have increasingly been relaxed or removed, including travel and capacity restrictions, masking mandates, testing requirements, and vaccine mandates, the Canadian economy recovered modestly. Travel volumes have increased due to fewer international travel restrictions, resulting in higher roaming revenue. Sporting events have been permitted to fill to venue capacity, resulting in greater attendance and game day revenue as we welcomed fans back to Rogers Centre. Additionally, our employees returned to our offices in a hybrid model this quarter.

While the general recovery is encouraging, COVID-19 remains a risk and we will continue to stay focused on keeping our employees safe and our customers connected. Additionally, as a result of increasing inflation and the Bank of Canada's strategy for combating that increase, certain economists are forecasting Canada may enter a moderate recession within the next six to twelve months. We remain confident we have the right team, a strong balance sheet, and the world-class networks that will allow us to maintain our long-term focus on growth and doing the right thing for our customers.

On July 8, 2022, a network outage occurred across both wireless and wireline services following a maintenance update in our core network that caused some of our routers to malfunction. We disconnected the specific equipment and redirected traffic, which allowed our network and services to come back online over time as we managed traffic volumes returning to normal levels. We will strengthen the resilience of our network and continue to make significant investments in our networks to strengthen our technology systems, increase network stability for our customers, and enhance our testing. As a result of the outage, and our promise to customers that we would proactively provide five days of credits on their services, we estimate we will refund approximately $150 million. The amount ultimately refunded will be recognized in our third quarter 2022 financial results. No amount has been recognized in these second quarter 2022 financial results related to the outage.

Rogers Communications Inc.	2	Second Quarter 2022

Our four focus areas guide our work and decision-making as we further improve our operational execution and make well-timed investments to grow our core businesses and deliver increased shareholder value. Below are some highlights for the quarter.

Successfully complete the Shaw acquisition and integration
•Introduced the Advisory Council that will oversee the National Centre of Technology and Engineering Excellence in Calgary (THINKLab), which is expected to create 500 jobs following the close of the acquisition of Shaw Communications Inc. (Shaw) (Transaction).

Invest in our networks to deliver world-class connectivity to Canadian consumers and businesses
•Announced successful trials of download and upload speeds of up to 8 gigabits per second (Gbps) on our fibre-powered network, more than doubling the fastest published Internet speeds of any major provider in Canada.
•Announced we were the first service provider in Canada to deploy 3500 MHz spectrum to increase 5G network capacity, boost speeds, and deliver ultra-low latency services. We deployed the spectrum in Nanaimo, British Columbia and will continue its deployment across Canada, including in Calgary, Edmonton, Montreal, Ottawa, Toronto, Vancouver, and multiple rural areas.
•Announced two more cellular towers to support the wireless service expansion project along Highway 16 (the Highway of Tears) in British Columbia.

Invest in our customer experience to deliver timely, high-quality customer service consistently to our customers
•Introduced new fibre-powered Ignite Internet™ packages and bundles, with symmetrical download and upload speeds of up to 2.5 Gbps, with existing Ignite Internet Gigabit 1.5 customers upgraded at no extra cost.
•Partnered with content providers to expand our content lineup on Ignite TV™ and Ignite™ SmartStream™, including XUMO and Play.Works.
•Reached 22 million Canadians during the 2022 Stanley Cup Playoffs on Sportsnet™, with an average audience of 1.2 million per game. SN NOW™ saw 92% growth in average minutes per stream over last year and was up 64% in total unique visitors compared to 2021.
•Donated chatr SIM cards and one-month prepaid plans to help provide immediate emergency connectivity to Ukrainians arriving at various Canadian airports.
•Canada's Got Talent was Citytv's most-viewed original series in over a decade, reaching more than 7.6 million Canadians over its run.
•Launched Wager Week, a multi-platform introduction to Sportsnet's sports betting content brand, SN Bets, across television, audio, social, digital, and web channels during April.

Improve execution and deliver strong financial performance across all lines of business
•Generated total service revenue of $3,443 million, up 10%; adjusted EBITDA1 of $1,592 million, up 16%; and net income of $409 million, up 35%.
•Attracted 122,000 net postpaid mobile phone subscribers, up from 60,000 last year, with churn of 0.68%.
•Generated free cash flow1 of $344 million, up 14%, and cash provided by operating activities of $1,319 million, up 30%.
•Published our 2021 ESG Report and related disclosures; our disclosure aligns to Global Reporting Initiative (GRI) core reporting requirements, Sustainability Accounting Standards Board (SASB) standards, Task Force on Climate-Related Financial Disclosures (TCFD), and the United Nations Sustainable Development Goals (UN SDGs).
1 Adjusted EBITDA is a total of segments measure. Free cash flow is a capital management measure. See "Non-GAAP and Other Financial Measures" for more information about these measures.

Rogers Communications Inc.	3	Second Quarter 2022

Quarterly Financial Highlights

Revenue
Total revenue and total service revenue increased by 8% and 10%, respectively, this quarter, driven primarily by revenue growth in our Wireless and Media businesses.

Wireless service revenue increased by 11% this quarter, primarily as a result of higher roaming revenue associated with significantly increased travel, as COVID-19-related global travel restrictions were less strict than last year, and a larger postpaid mobile phone subscriber base. Wireless equipment revenue decreased by 6%, as a result of fewer device upgrades by existing subscribers and fewer of our new subscribers purchasing devices.

Cable service revenue increased by 3% this quarter, primarily as a result of service pricing changes in the first quarter, and increases in our retail Internet and Video subscriber bases, partially offset by declines in our Home Phone and Smart Home Monitoring subscriber bases.

Media revenue increased by 21% this quarter as a result of higher Toronto Blue Jays™ revenue due to their return to the Rogers Centre™ at the beginning of this season and higher advertising revenue, partially offset by lower Today's Shopping Choice™ revenue.

Adjusted EBITDA and margins
Consolidated adjusted EBITDA increased 16% this quarter and our adjusted EBITDA margin increased by 280 basis points primarily due to increases in Wireless, Cable, and Media adjusted EBITDA.

Wireless adjusted EBITDA increased by 11%, primarily as a result of the flow-through of revenue growth. This gave rise to an adjusted EBITDA service margin of 62.4%.

Cable adjusted EBITDA increased by 6%, primarily as a result of the flow-through of revenue growth. This gave rise to an adjusted EBITDA margin of 50.0%.

Media adjusted EBITDA increased by $77 million this quarter, primarily due to higher revenue as discussed above, partially offset by higher Toronto Blue Jays player payroll and other operating costs as a result of increased activities as COVID-19 restrictions were removed.

Net income and adjusted net income
Net income and adjusted net income increased this quarter by 35% and 20%, respectively, primarily as a result of higher adjusted EBITDA partially offset by higher finance costs.

Cash flow and available liquidity
This quarter, we generated cash flow from operating activities of $1,319 million, up 30%, as a result of higher adjusted EBITDA. We also generated free cash flow of $344 million, up 14%, primarily as a result of higher adjusted EBITDA, partially offset by higher interest on borrowings, including borrowings associated with the Transaction.

As at June 30, 2022, we had $3.8 billion of available liquidity2 (December 31, 2021 - $4.2 billion), including $0.7 billion in cash and cash equivalents. We also held $13.1 billion in restricted cash and cash equivalents that will be used to partially fund the cash consideration of the Transaction (see "Managing our Liquidity and Financial Resources").

We also returned $252 million in dividends to shareholders this quarter and we declared a $0.50 per share dividend on July 26, 2022.

2 Available liquidity is a capital management measure. See "Non-GAAP and Other Financial Measures" and "Financial Condition" for more information about this measure.

Rogers Communications Inc.	4	Second Quarter 2022

Shaw Transaction

On March 15, 2021, we announced an agreement with Shaw to acquire all of Shaw's issued and outstanding Class A Participating Shares and Class B Non-Voting Participating Shares for a price of $40.50 per share in cash, with the exception of the shares held by the Shaw Family Living Trust, the controlling shareholder of Shaw, and related persons (Shaw Family Shareholders). The Shaw Family Shareholders will receive 60% of the consideration for their shares in the form of RCI Class B Non-Voting common shares on the basis of the volume-weighted average trading price for such shares for the ten trading days ended March 12, 2021, and the balance in cash. The Transaction is valued at approximately $26 billion, including the assumption of approximately $6 billion of Shaw debt.

The Transaction will be implemented through a court-approved plan of arrangement under the Business Corporations Act (Alberta). The Transaction is subject to other customary closing conditions, including receipt of applicable approvals under the Competition Act (Canada) and the Radiocommunication Act (Canada) (collectively, Key Regulatory Approvals). Rogers, Shaw, and the Shaw Family Living Trust have agreed to extend the outside date for the Transaction to December 31, 2022 (which outside date may be further extended to January 31, 2023 at the option of Rogers or Shaw, provided Rogers has committed financing available to complete the Transaction). See "Regulatory Developments".

Financing
In connection with the Transaction, we entered into a binding commitment letter for a committed credit facility with a syndicate of banks in an original amount up to $19 billion. During the second quarter of 2021, we entered into a $6 billion non-revolving credit facility (term loan facility) related to the Transaction, which reduced the amount available under the committed credit facility to $13 billion. During the first quarter of 2022, we issued US$7.05 billion and $4.25 billion of senior notes (Shaw senior note financing), which reduced the amount available under the committed credit facility to nil and the facility was terminated. The arrangement agreement between Rogers and Shaw requires us to maintain sufficient liquidity to ensure we are able to fund the Transaction upon closing and, as a result of the termination of the committed credit facility, we have restricted the use of $13,131 million in funds, which are recognized as "restricted cash and cash equivalents" on our second quarter interim condensed consolidated statement of financial position. These funds have been invested in short-term, highly liquid investments such as bank term deposits and Canadian federal and provincial government bonds and are readily convertible to cash. The senior notes (except the $1.25 billion senior notes due 2025) also contain a "special mandatory redemption" provision, which requires them to be redeemed at 101% of face value (plus accrued interest) if the Transaction is not consummated prior to December 31, 2022. See "Managing our Liquidity and Financial Resources" for more information on the committed facility and our restricted cash and cash equivalents balance.

We also expect that RCI will either assume Shaw's senior notes or provide a guarantee of Shaw's payment obligations under those senior notes upon closing the Transaction and, in either case, RCCI will guarantee Shaw's payment obligations under those senior notes.

Regulatory approval status
On March 24, 2022, the Canadian Radio-television and Telecommunications Commission (CRTC) approved our acquisition of Shaw's broadcasting services, subject to a number of conditions and modifications that are detailed in "Regulatory Developments". The CRTC approval only relates to the broadcasting elements of the Transaction.

On May 9, 2022, the Competition Bureau (Bureau) announced it had filed applications to the Competition Tribunal (Tribunal) opposing the Transaction and requesting an injunction to prevent closing of the Transaction until the Bureau's application to challenge the Transaction could be decided. See "Regulatory Developments".

On June 17, 2022, we announced a divestiture agreement with Shaw and Quebecor Inc. (Quebecor) for the sale of Freedom Mobile Inc. (Freedom) to Quebecor (Freedom Transaction). The agreement provides for the sale of all Freedom-branded wireless and Internet customers and all of Freedom's infrastructure, spectrum licences, and retail locations. The Freedom Transaction also includes long-term agreements to provide transport (including backhaul and backbone), roaming, and other services to Quebecor. Rogers and Quebecor will provide each other with customary transition services as necessary to operate Freedom's business for a reasonable period of time post-closing and to facilitate the separation of Freedom's business from the other businesses and operations of Shaw and its affiliates. The agreement does not contemplate the divestiture of Shaw Mobile-branded wireless subscribers. Under the terms of the agreement, Quebecor has agreed to pay $2.85 billion on a cash-free, debt-free basis.

The Freedom Transaction is conditional, among other things, on the completion of the Transaction, clearance under the Competition Act (Canada), and the approval of the Minister of Innovation, Science and Industry and would close substantially concurrently with closing of the Transaction.

Rogers Communications Inc.	5	Second Quarter 2022

Rogers and Shaw intend to continue to seek opportunities to work constructively with the Bureau in an effort to reach a negotiated settlement, which offers the most expeditious path forward to closing the Transaction and delivering its benefits to Canadians.

The Transaction continues to be reviewed by the Bureau and Innovation, Science and Economic Development Canada (ISED Canada).

Rogers Communications Inc.	6	Second Quarter 2022

Summary of Consolidated Financial Results

	Three months ended June 30				Six months ended June 30
(In millions of dollars, except margins and per share amounts)	2022	2021	% Chg		2022	2021	% Chg

Revenue
Wireless	2,212	2,064	7		4,352	4,138	5
Cable	1,041	1,013	3		2,077	2,033	2
Media	659	546	21		1,141	986	16
Corporate items and intercompany eliminations	(44)	(41)	7		(83)	(87)	(5)
Revenue	3,868	3,582	8		7,487	7,070	6
Total service revenue [1]	3,443	3,131	10		6,639	6,152	8

Adjusted EBITDA
Wireless	1,118	1,008	11		2,203	2,021	9
Cable	520	492	6		1,071	979	9
Media	2	(75)	n/m		(64)	(134)	(52)
Corporate items and intercompany eliminations	(48)	(51)	(6)		(79)	(101)	(22)
Adjusted EBITDA	1,592	1,374	16		3,131	2,765	13
Adjusted EBITDA margin [2]	41.2%	38.4%	2.8	pts	41.8%	39.1%	2.7	pts

Net income	409	302	35		801	663	21
Basic earnings per share	$0.81	$0.60	35		$1.59	$1.31	21
Diluted earnings per share	$0.76	$0.60	27		$1.57	$1.31	20

Adjusted net income [2]	463	387	20		925	781	18
Adjusted basic earnings per share [2]	$0.92	$0.77	19		$1.83	$1.55	18
Adjusted diluted earnings per share [2]	$0.86	$0.76	13		$1.81	$1.54	18

Capital expenditures	778	719	8		1,427	1,203	19
Cash provided by operating activities	1,319	1,016	30		2,132	1,695	26
Free cash flow	344	302	14		859	696	23
Free cash flow excluding Shaw financing [2]	451	302	49		994	696	43
n/m - not meaningful
1    As defined. See "Key Performance Indicators".
2    Adjusted EBITDA margin is a supplementary financial measure. Adjusted basic and adjusted diluted earnings per share are non-GAAP ratios. Free cash flow excluding Shaw financing and adjusted net income are non-GAAP financial measures; adjusted net income is a component of adjusted basic and adjusted diluted earnings per share. These are not standardized financial measures under IFRS and might not be comparable to similar financial measures disclosed by other companies. See "Non-GAAP and Other Financial Measures" for more information about these measures.

Rogers Communications Inc.	7	Second Quarter 2022

Results of our Reportable Segments

WIRELESS

Wireless Financial Results

	Three months ended June 30				Six months ended June 30
(In millions of dollars, except margins)	2022	2021	% Chg		2022	2021	% Chg

Revenue
Service revenue	1,791	1,616	11		3,514	3,225	9
Equipment revenue	421	448	(6)		838	913	(8)
Revenue	2,212	2,064	7		4,352	4,138	5

Operating expenses
Cost of equipment	437	455	(4)		863	921	(6)
Other operating expenses	657	601	9		1,286	1,196	8
Operating expenses	1,094	1,056	4		2,149	2,117	2

Adjusted EBITDA	1,118	1,008	11		2,203	2,021	9

Adjusted EBITDA service margin [1]	62.4%	62.4%	—	pts	62.7%	62.7%	—	pts
Adjusted EBITDA margin [2]	50.5%	48.8%	1.7	pts	50.6%	48.8%	1.8	pts
Capital expenditures	457	424	8		794	649	22
1    Calculated using service revenue.
2    Calculated using total revenue.

Wireless Subscriber Results 1

	Three months ended June 30				Six months ended June 30
(In thousands, except churn and mobile phone ARPU)	2022	2021	Chg		2022	2021	Chg

Postpaid mobile phone
Gross additions	303	254	49		557	485	72
Net additions	122	60	62		188	82	106
Total postpaid mobile phone subscribers [2]	9,035	8,526	509		9,035	8,526	509
Churn (monthly)	0.68%	0.76%	(0.08	pts)	0.69%	0.80%	(0.11	pts)
Prepaid mobile phone
Gross additions	197	107	90		348	213	135
Net additions (losses)	55	(28)	83		39	(84)	123
Total prepaid mobile phone subscribers [2]	1,205	1,176	29		1,205	1,176	29
Churn (monthly)	4.05%	3.75%	0.30	pts	4.43%	4.06%	0.37	pts
Mobile phone ARPU (monthly) [3]	$58.83	$55.67	$3.16		$58.02	$55.54	$2.48
1    Subscriber counts and subscriber churn are key performance indicators. See "Key Performance Indicators".
2    As at end of period.
3    Mobile phone ARPU is a supplementary financial measure. See "Non-GAAP and Other Financial Measures" for an explanation as to the composition of this measure.

Service revenue
The 11% increase in service revenue this quarter and 9% increase year to date were primarily a result of:
•higher roaming revenue associated with significantly increased travel as COVID-19-related global travel restrictions were less strict than last year; and
•a larger mobile phone subscriber base.

The 6% increase in mobile phone ARPU this quarter and 4% increase year to date were a result of the increased roaming revenue.

The increase in postpaid gross additions and the higher postpaid net additions this quarter and year to date were a result of strong execution and an increase in market activity by Canadians and increasing immigration levels with the continuing improvement of the economy as the COVID-19 environment improved.

Rogers Communications Inc.	8	Second Quarter 2022

Equipment revenue
The 6% decrease in equipment revenue this quarter and 8% decrease year to date were a result of:
•fewer device upgrades by existing customers; and
•fewer of our new subscribers purchasing devices; partially offset by
•lower promotional activity due to the increase in market activity.

Operating expenses
Cost of equipment
The 4% decrease in the cost of equipment this quarter and 6% decrease year to date were a result of:
•fewer device upgrades by existing customers; and
•fewer of our new subscribers purchasing devices.

Other operating expenses
The 9% increase in other operating expenses this quarter and 8% increase year to date were primarily a result of higher costs associated with the increased revenue, including increased roaming.

Adjusted EBITDA
The 11% increase in adjusted EBITDA this quarter and 9% increase year to date were a result of the revenue and expense changes discussed above.

Rogers Communications Inc.	9	Second Quarter 2022

CABLE

Cable Financial Results

	Three months ended June 30				Six months ended June 30
(In millions of dollars, except margins)	2022	2021	% Chg		2022	2021	% Chg

Revenue
Service revenue	1,037	1,010	3		2,067	2,028	2
Equipment revenue	4	3	33		10	5	100
Revenue	1,041	1,013	3		2,077	2,033	2

Operating expenses	521	521	—		1,006	1,054	(5)

Adjusted EBITDA	520	492	6		1,071	979	9

Adjusted EBITDA margin	50.0%	48.6%	1.4	pts	51.6%	48.2%	3.4	pts
Capital expenditures	269	227	19		525	439	20

Cable Subscriber Results 1

	Three months ended June 30				Six months ended June 30
(In thousands, except ARPA and penetration)	2022	2021	Chg		2022	2021	Chg

Homes passed [2]	4,755	4,611	144		4,755	4,611	144
Customer relationships
Net additions	14	7	7		19	13	6
Total customer relationships [2,3]	2,603	2,543	60		2,603	2,543	60
ARPA (monthly) [4]	$133.15	$132.83	$0.32		$133.01	$133.40	($0.39)

Penetration [2]	54.7%	55.2%	(0.5	pts)	54.7%	55.2%	(0.5	pts)

Retail Internet
Net additions	26	14	12		39	30	9
Total retail Internet subscribers [2,3]	2,271	2,170	101		2,271	2,170	101
Video
Net additions (losses)	21	(4)	25		35	(16)	51
Total Video subscribers [2,3]	1,528	1,477	51		1,528	1,477	51
Smart Home Monitoring
Net losses	(3)	(6)	3		(7)	(9)	2
Total Smart Home Monitoring subscribers [2]	106	122	(16)		106	122	(16)
Home Phone
Net losses	(18)	(22)	4		(40)	(51)	11
Total Home Phone subscribers [2,3]	872	945	(73)		872	945	(73)
1    Subscriber results are key performance indicators. See "Key Performance Indicators".
2    As at end of period.
3    On March 16, 2022, we acquired approximately 3,000 retail Internet subscribers, 2,000 Video subscribers, 1,000 Home Phone subscribers, and 3,000 customer relationships as a result of our acquisition of a small regional cable company in Nova Scotia, which are not included in net additions, but do appear in the ending total balances for June 30, 2022.
4    ARPA is a supplementary financial measure. See "Non-GAAP and Other Financial Measures" for an explanation as to the composition of this measure.

Service revenue
The 3% increase in service revenue this quarter and 2% increase year to date were a result of:
•service pricing changes in the first quarter; and
•the increase in total customer relationships over the past year, due to growth in our retail Internet and Video subscriber bases; partially offset by
•declines in our Home Phone and Smart Home Monitoring subscriber bases.

Operating expenses
Operating expenses this quarter were in line with prior year. The 5% decrease in operating expenses year to date was primarily a result of cost efficiencies, including lower content-related costs, partially due to negotiation of certain content rates with suppliers, and lower people-related costs.

Rogers Communications Inc.	10	Second Quarter 2022

Adjusted EBITDA
The 6% increase in adjusted EBITDA this quarter and 9% increase year to date were a result of the service revenue and expense changes discussed above.

Rogers Communications Inc.	11	Second Quarter 2022

MEDIA

Media Financial Results

	Three months ended June 30				Six months ended June 30
(In millions of dollars, except margins)	2022	2021	% Chg		2022	2021	% Chg

Revenue	659	546	21		1,141	986	16
Operating expenses	657	621	6		1,205	1,120	8

Adjusted EBITDA	2	(75)	n/m		(64)	(134)	(52)

Adjusted EBITDA margin	0.3%	(13.7)%	14.0	pts	(5.6)%	(13.6)%	8.0	pts
Capital expenditures	19	36	(47)		41	54	(24)

Revenue
The 21% increase in revenue this quarter and 16% increase in revenue year to date were a result of:
•higher Toronto Blue Jays revenue, primarily as a result of the return of home games to the Rogers Centre at the beginning of the season; and
•higher advertising revenue; partially offset by
•lower Today's Shopping Choice revenue.

In addition to the items above, the year to date increase was a result of negotiation of certain content rates.

Operating expenses
The 6% increase in operating expenses this quarter and 8% increase year to date were a result of:
•higher Toronto Blue Jays expenses, including player payroll, and game day costs due to the return to the Rogers Centre; and
•higher production and other general operating costs as a result of increased activities as COVID-19 restrictions were removed.

Adjusted EBITDA
The increases in adjusted EBITDA this quarter and year to date were a result of the revenue and expense changes discussed above.

Rogers Communications Inc.	12	Second Quarter 2022

CAPITAL EXPENDITURES

	Three months ended June 30				Six months ended June 30
(In millions of dollars, except capital intensity)	2022	2021	% Chg		2022	2021	% Chg

Wireless	457	424	8		794	649	22
Cable	269	227	19		525	439	20
Media	19	36	(47)		41	54	(24)
Corporate	33	32	3		67	61	10

Capital expenditures [1]	778	719	8		1,427	1,203	19

Capital intensity [2]	20.1%	20.1%	—	pts	19.1%	17.0%	2.1	pts
1    Includes additions to property, plant and equipment net of proceeds on disposition, but does not include expenditures for spectrum licences, additions to right-of-use assets, or assets acquired through business combinations.
2    Capital intensity is a supplementary financial measure. See "Non-GAAP and Other Financial Measures" for an explanation as to the composition of this measure.

One of our focus areas for the year is to deliver world-class connectivity to Canadian consumers and businesses. To do this, we expect to spend more on our wireless and wireline networks this year than we have in the past several years. This year, we will continue to roll out our 5G network, the largest 5G network in Canada, across the country. We will also continue to invest in fibre deployments, including fibre-to-the-home (FTTH), in our cable network and we will expand our network footprint to reach more homes and businesses. As a result of the network outage in July 2022, we will direct capital expenditures to strengthen the resilience of our networks and we will continue to make significant investments in our networks to strengthen our technology systems, increase network stability for our customers, and enhance our testing.

These investments will help us bridge the digital divide and expand our network to underserved areas through participation in various programs and projects. To connect these underserved areas, we are deploying unified access transport technology, which allows wireline and wireless networks to converge over a unified Internet protocol and optical transport network.

Wireless
The increases in capital expenditures in Wireless this quarter and year to date were a result of investments made to upgrade our wireless network. We deployed 3500 MHz spectrum licences in several cities across Canada, including, among others, Toronto, Montreal, Vancouver, Calgary, Edmonton, and Halifax. We continued to emphasize our 5G deployments in the 600 MHz band and preparing our network to deploy more 3500 MHz spectrum licences later this year.

Cable
The increases in capital expenditures in Cable this quarter and year to date reflect continued investments in our network infrastructure, including additional fibre deployments to increase our FTTH distribution. These upgrades will lower the number of homes passed per node and incorporate the latest technologies to help deliver more bandwidth and an even more engaging customer experience as we progress in our connected home roadmap, including service footprint expansion and upgrades to our DOCSIS 3.1 platform to evolve to DOCSIS 4.0, to offer increased download speeds over time.

Media
The decreases in capital expenditures in Media this quarter and year to date were primarily a result of lower broadcast infrastructure expenditures, relating to investments in new production studios.

Capital intensity
Capital intensity was stable this quarter. Capital intensity increased year to date as a result of higher capital expenditures, partially offset by higher revenue, as discussed above.

Rogers Communications Inc.	13	Second Quarter 2022

Review of Consolidated Performance

This section discusses our consolidated net income and other income and expenses that do not form part of the segment discussions above.

	Three months ended June 30			Six months ended June 30
(In millions of dollars)	2022	2021	% Chg	2022	2021	% Chg

Adjusted EBITDA	1,592	1,374	16	3,131	2,765	13
Deduct (add):
Depreciation and amortization	638	647	(1)	1,284	1,285	—
Restructuring, acquisition and other	71	115	(38)	167	160	4
Finance costs	357	206	73	615	424	45
Other income	(18)	(7)	157	(24)	(6)	n/m
Income tax expense	135	111	22	288	239	21

Net income	409	302	35	801	663	21

Depreciation and amortization

	Three months ended June 30			Six months ended June 30
(In millions of dollars)	2022	2021	% Chg	2022	2021	% Chg

Depreciation of property, plant and equipment	565	582	(3)	1,142	1,159	(1)
Depreciation of right-of-use assets	67	61	10	131	119	10
Amortization	6	4	50	11	7	57

Total depreciation and amortization	638	647	(1)	1,284	1,285	—

Restructuring, acquisition and other
This quarter and year to date, we incurred $71 million and $167 million (2021 - $115 million and $160 million), respectively, in restructuring, acquisition and other expenses, which included $32 million and $91 million (2021 - $24 million and $30 million), respectively, of incremental costs supporting acquisition and integration activities related to the Transaction, including certain costs related to the committed credit facility (which was terminated during the first quarter). The remaining costs in 2022 were primarily severance costs associated with the targeted restructuring of our employee base. In 2021, the remaining costs consisted of severance costs associated with the targeted restructuring of our employee base, certain contract termination costs, and other costs.

Finance costs

	Three months ended June 30			Six months ended June 30
(In millions of dollars)	2022	2021	% Chg	2022	2021	% Chg

Interest on borrowings [1]	224	181	24	438	373	17
Interest on Shaw senior note financing	138	—	—	169	—	—

Total interest on borrowings	362	181	100	607	373	63
Interest earned on restricted cash and cash equivalents	(31)	—	—	(34)	—	—

Interest on borrowings, net	331	181	83	573	373	54
Interest on lease liabilities	18	18	—	37	36	3
Interest on post-employment benefits liability	(1)	3	(133)	(1)	7	n/m
Loss (gain) on foreign exchange	69	(7)	n/m	19	(10)	n/m
Change in fair value of derivative instruments	(66)	7	n/m	(17)	12	n/m
Capitalized interest	(6)	(3)	100	(13)	(7)	86
Other	12	7	71	17	13	31

Total finance costs	357	206	73	615	424	45
1    Interest on borrowings includes interest on short-term borrowings and on long-term debt.

Rogers Communications Inc.	14	Second Quarter 2022

The 83% increase in interest on borrowings, net this quarter and the 54% increase year to date were a result of new debt issued, primarily associated with the completion of our long-term financing for the Transaction, and to support our acquisition of 3500 MHz spectrum licences in late 2021, including:
•the issuance of $2 billion subordinated notes in December 2021;
•the issuance of US$750 million subordinated notes in February 2022; and
•the issuance of $4.25 billion and US$7.05 billion senior notes in March 2022.

Income tax expense

	Three months ended June 30		Six months ended June 30
(In millions of dollars, except tax rates)	2022	2021	2022	2021

Statutory income tax rate	26.5%	26.5%	26.5%	26.5%
Income before income tax expense	544	413	1,089	902
Computed income tax expense	144	109	289	239
Increase (decrease) in income tax expense resulting from:
Non-(taxable) deductible stock-based compensation	(4)	4	5	3
Non-(taxable) deductible portion of equity (income) losses	(1)	1	1	4
Non-taxable income from security investments	(3)	(2)	(6)	(5)
Other items	(1)	(1)	(1)	(2)

Total income tax expense	135	111	288	239

Effective income tax rate	24.8%	26.9%	26.4%	26.5%
Cash income taxes paid	145	175	285	500

Cash income taxes paid decreased this quarter primarily due to the timing of installment payments. Cash income taxes paid decreased this year as 2021 tax installments included a final 2020 amount arising from our transition to a device financing business model, which results in earlier recognition of equipment revenue for income tax purposes.

Net income

	Three months ended June 30			Six months ended June 30
(In millions of dollars, except per share amounts)	2022	2021	% Chg	2022	2021	% Chg

Net income	409	302	35	801	663	21
Basic earnings per share	$0.81	$0.60	35	$1.59	$1.31	21
Diluted earnings per share	$0.76	$0.60	27	$1.57	$1.31	20

Adjusted net income
We calculate adjusted net income from adjusted EBITDA as follows:

	Three months ended June 30			Six months ended June 30
(In millions of dollars, except per share amounts)	2022	2021	% Chg	2022	2021	% Chg

Adjusted EBITDA	1,592	1,374	16	3,131	2,765	13
Deduct:
Depreciation and amortization	638	647	(1)	1,284	1,285	—
Finance costs	357	206	73	615	424	45
Other income	(18)	(7)	157	(24)	(6)	n/m
Income tax expense [1]	152	141	8	331	281	18

Adjusted net income	463	387	20	925	781	18

Adjusted basic earnings per share	$0.92	$0.77	19	$1.83	$1.55	18
Adjusted diluted earnings per share	$0.86	$0.76	13	$1.81	$1.54	18
1    Income tax expense excludes recoveries of $17 million and $43 million (2021 - recoveries of $30 million and $42 million) for the three and six months ended June 30, 2022 related to the income tax impact for adjusted items.

Rogers Communications Inc.	15	Second Quarter 2022

Managing our Liquidity and Financial Resources

Operating, investing, and financing activities

	Three months ended June 30		Six months ended June 30
(In millions of dollars)	2022	2021	2022	2021
Cash provided by operating activities before changes in net operating assets and liabilities, income taxes paid, and interest paid	1,475	1,195	2,963	2,602
Change in net operating assets and liabilities	216	194	(105)	7
Income taxes paid	(145)	(175)	(285)	(500)
Interest paid	(227)	(198)	(441)	(414)

Cash provided by operating activities	1,319	1,016	2,132	1,695

Investing activities:
Capital expenditures	(778)	(719)	(1,427)	(1,203)
Additions to program rights	(10)	(11)	(22)	(23)
Changes in non-cash working capital related to capital expenditures and intangible assets	76	148	(96)	32
Acquisitions and other strategic transactions, net of cash acquired	—	—	(9)	—
Other	49	22	61	16

Cash used in investing activities	(663)	(560)	(1,493)	(1,178)

Financing activities:
Net proceeds received from (repayment of) short-term borrowings	108	(25)	611	(3)
Net (repayment) issuance of long-term debt	(600)	—	12,711	(1,450)
Net proceeds (payments) on settlement of debt derivatives and forward contracts	20	(3)	(54)	(5)
Transaction costs incurred	—	(11)	(169)	(11)
Principal payments of lease liabilities	(76)	(61)	(153)	(123)
Dividends paid	(252)	(252)	(504)	(504)

Cash (used in) provided by financing activities	(800)	(352)	12,442	(2,096)

Change in cash and cash equivalents and restricted cash and cash equivalents	(144)	104	13,081	(1,579)
Cash and cash equivalents and restricted cash and cash equivalents, beginning of period	13,940	801	715	2,484

Cash and cash equivalents and restricted cash and cash equivalents, end of period	13,796	905	13,796	905

Cash and cash equivalents	665	905	665	905
Restricted cash and cash equivalents	13,131	—	13,131	—

Cash and cash equivalents and restricted cash and cash equivalents, end of period	13,796	905	13,796	905

Operating activities
The 30% increase and 26% increase in cash provided by operating activities this quarter and year to date, respectively, were primarily a result of higher adjusted EBITDA as well as the impact of lower income taxes paid.

Investing activities
Capital expenditures
During the quarter and year to date, we incurred $778 million and $1,427 million, respectively, on capital expenditures before changes in non-cash working capital items. See "Capital Expenditures" for more information.

Rogers Communications Inc.	16	Second Quarter 2022

Financing activities
During the quarter and year to date, we paid net amounts of $472 million and received $13,099 million (2021 - paid $39 million and $1,469 million), respectively, on our short-term borrowings, long-term debt, and related derivatives, net of transaction costs paid. The year to date receipts reflect new debt issued primarily associated with the completion of our long-term financing for the Transaction. See "Financial Risk Management" for more information on the cash flows relating to our derivative instruments.

Short-term borrowings
Our short-term borrowings consist of amounts outstanding under our receivables securitization program, our short-term non-revolving credit facilities, and our US dollar-denominated commercial paper (US CP) program. Below is a summary of our short-term borrowings as at June 30, 2022 and December 31, 2021.

	As at June 30	As at December 31
(In millions of dollars)	2022	2021

Receivables securitization program	2,000	800
US commercial paper program (net of the discount on issuance)	836	893
Non-revolving credit facility borrowings	—	507

Total short-term borrowings	2,836	2,200

The tables below summarize the activity relating to our short-term borrowings for the three and six months ended June 30, 2022 and 2021.

		Three months ended June 30, 2022			Six months ended June 30, 2022
	Notional	Exchange	Notional	Notional	Exchange	Notional
(In millions of dollars, except exchange rates)	(US$)	rate	(Cdn$)	(US$)	rate	(Cdn$)

Proceeds received from receivables securitization			200			1,200
Net proceeds received from receivables securitization			200			1,200

Proceeds received from US commercial paper	1,169	1.280	1,496	3,243	1.269	4,116
Repayment of US commercial paper	(1,238)	1.283	(1,588)	(3,302)	1.271	(4,198)
Net repayment of US commercial paper			(92)			(82)

Proceeds received from non-revolving credit facilities (Cdn$)			—			495
Total proceeds received from non-revolving credit facilities			—			495

Repayment of non-revolving credit facilities (Cdn$)			—			(495)
Repayment of non-revolving credit facilities (US$)	—	—	—	(400)	1.268	(507)
Total repayment of non-revolving credit facilities			—			(1,002)

Net repayment of non-revolving credit facilities			—			(507)

Net proceeds received from short-term borrowings			108			611

		Three months ended June 30, 2021			Six months ended June 30, 2021
	Notional	Exchange	Notional	Notional	Exchange	Notional
(In millions of dollars, except exchange rates)	(US$)	rate	(Cdn$)	(US$)	rate	(Cdn$)

Proceeds received from receivables securitization			—			150
Net proceeds received from receivables securitization			—			150

Proceeds received from US commercial paper	300	1.233	370	820	1.254	1,028
Repayment of US commercial paper	(320)	1.234	(395)	(940)	1.256	(1,181)
Net repayment of US commercial paper			(25)			(153)

Net repayment of short-term borrowings			(25)			(3)

Rogers Communications Inc.	17	Second Quarter 2022

In March 2022, we amended the terms of our receivables securitization program and increased the maximum potential proceeds under the program from $1.2 billion to $1.8 billion. In May 2022, we further amended the terms of the program and increased the maximum potential proceeds to $2 billion. We will continue to service the receivables and they will continue to be recorded as accounts receivable or financing receivables, as applicable, on our interim condensed consolidated statement of financial position.

The terms of our receivables securitization program are committed until its expiry on December 22, 2023. The buyer's interest in these receivables ranks ahead of our interest. The buyer of our receivables has no further claim on any of our other assets.

Concurrent with our US CP issuances, we entered into debt derivatives to hedge the foreign currency risk associated with the principal and interest components of the borrowings. See "Financial Risk Management" for more information.

In March 2021, in connection with the Transaction, we entered into a binding commitment letter for a committed credit facility with a syndicate of banks in an original amount up to $19 billion. As a result of entering into the $6 billion term loan facility related to the Transaction during the second quarter of 2021, the maximum amount we could have drawn on this committed facility decreased to $13 billion. Subsequently, as a result of issuing US$7.05 billion ($9.05 billion) and $4.25 billion senior notes (see "Long-term debt" below) during the first quarter of 2022, the maximum amount we could have drawn decreased to nil and the facility was terminated.

Long-term debt
Our long-term debt consists of amounts outstanding under our bank and letter of credit facilities and the senior notes, debentures, and subordinated notes we have issued. The tables below summarize the activity relating to our long-term debt for the three and six months ended June 30, 2022 and 2021.

		Three months ended June 30, 2022			Six months ended June 30, 2022
(In millions of dollars, except exchange rates)	Notional	Exchange	Notional	Notional	Exchange	Notional
	(US$)	rate	(Cdn$)	(US$)	rate	(Cdn$)

Senior note issuances (Cdn$)			—			4,250
Senior note issuances (US$)	—	—	—	7,050	1.284	9,054
Total issuances of senior notes			—			13,304

Senior note repayments (Cdn$)			(600)			(600)
Senior note repayments (US$)	—	—	—	(750)	1.259	(944)
Total senior notes repayments			(600)			(1,544)

Net (repayment) issuance of senior notes			(600)			11,760

Subordinated note issuances (US$)	—	—	—	750	1.268	951

Net (repayment) issuance of long-term debt			(600)			12,711

		Three months ended June 30, 2021			Six months ended June 30, 2021
(In millions of dollars, except exchange rates)	Notional	Exchange	Notional	Notional	Exchange	Notional
	(US$)	rate	(Cdn$)	(US$)	rate	(Cdn$)

Senior note repayments (Cdn$)			—			(1,450)

Net repayment of long-term debt			—			(1,450)

Rogers Communications Inc.	18	Second Quarter 2022

	Three months ended June 30		Six months ended June 30
(In millions of dollars)	2022	2021	2022	2021

Long-term debt net of transaction costs, beginning of period	31,420	16,613	18,688	18,201
Net (repayment) issuance of long-term debt	(600)	—	12,711	(1,450)
Loss (gain) on foreign exchange	627	(165)	212	(307)
Deferred transaction costs incurred	—	(11)	(169)	(11)
Amortization of deferred transaction costs	9	5	14	9

Long-term debt net of transaction costs, end of period	31,456	16,442	31,456	16,442

In the first quarter, we entered into a $665 million senior unsecured non-revolving credit facility with a fixed 1% interest rate with the Canada Infrastructure Bank. The credit facility can only be drawn upon to finance broadband service expansion projects to underserved communities under the Universal Broadband Fund. As at June 30, 2022, we had not drawn on the credit facility.

In April 2021, we entered into a $6 billion term loan facility related to the Transaction consisting of three tranches of $2 billion each. The facility cannot be drawn upon until the closing date of the Transaction. The first tranche matures three years after the Transaction closing date and subsequent tranches mature in years four and five thereafter, respectively. At tranche maturity, any outstanding borrowings under that tranche must be repaid. In May 2022, we extended the drawdown period of the term loan facility to December 31, 2022.

In April 2021, we amended our revolving credit facility to, among other things, increase the total credit limit and extend the maturity dates. We increased the total credit limit from $3.2 billion to $4 billion by increasing the limits of the two tranches to $3 billion and $1 billion (from $2.5 billion and $700 million), respectively. We also extended the maturity date of the $3 billion tranche to April 2026 and the $1 billion tranche to April 2024, both from March 2022.

Issuance of senior and subordinated notes and related debt derivatives
Below is a summary of the senior and subordinated notes we issued year to date. We did not issue senior or subordinated notes in the six months ended June 30, 2021.

(In millions of dollars, except interest rates and discounts)
Date issued		Principal amount	Due date	Interest rate	Discount/ premium at issuance	Total gross proceeds [1] (Cdn$)	Transaction costs and discounts [2] (Cdn$)

2022 issuances
February 11, 2022 (subordinated) [3]	US	750	2082	5.250%	At par	951	13
March 11, 2022 (senior) [4]	US	1,000	2025	2.950%	99.934%	1,283	9
March 11, 2022 (senior)		1,250	2025	3.100%	99.924%	1,250	7
March 11, 2022 (senior)	US	1,300	2027	3.200%	99.991%	1,674	13
March 11, 2022 (senior)		1,000	2029	3.750%	99.891%	1,000	7
March 11, 2022 (senior)	US	2,000	2032	3.800%	99.777%	2,567	27
March 11, 2022 (senior)		1,000	2032	4.250%	99.987%	1,000	6
March 11, 2022 (senior)	US	750	2042	4.500%	98.997%	966	20
March 11, 2022 (senior)	US	2,000	2052	4.550%	98.917%	2,564	55
March 11, 2022 (senior)		1,000	2052	5.250%	99.483%	1,000	12
1    Gross proceeds before transaction costs, discounts, and premiums.
2    Transaction costs, discounts, and premiums are included as deferred transaction costs and discounts in the carrying value of the long-term debt, and recognized in net income using the effective interest method.
3    Deferred transaction costs and discounts (if any) in the carrying value of the subordinated notes are recognized in net income using the effective interest method over a five-year period. The subordinated notes due 2082 can be redeemed at par on March 15, 2027 or on any subsequent interest payment date.
4    The US$1 billion senior notes due 2025 can be redeemed at par on or after March 15, 2023.
In February 2022, we issued US$750 million subordinated notes due 2082 with an initial coupon of 5.25% for the first five years. Upon the occurrence of certain events involving a bankruptcy or insolvency of RCI, the outstanding principal and interest of such subordinated notes would automatically convert into preferred shares. Concurrently, we terminated $950 million of interest rate derivatives entered into in 2021 to hedge the interest rate risk associated with future debt issuances. Concurrent with the issuance, we also entered into debt derivatives to convert all interest and principal payment obligations to Canadian dollars. As a result, we received net proceeds of US$740 million ($938 million) from the issuance.

Rogers Communications Inc.	19	Second Quarter 2022

In March 2022, we issued the Shaw senior note financing in order to partially finance the cash consideration for the Transaction. Each of the notes (except the $1.25 billion senior notes due 2025) contains a "special mandatory redemption" provision, which requires them to be redeemed at 101% of face value (plus accrued interest) if the Transaction is not consummated prior to December 31, 2022. At the same time, we terminated the committed credit facility we had arranged in March 2021. The arrangement agreement between Rogers and Shaw requires us to maintain sufficient liquidity to ensure we are able to fund the Transaction upon closing and as such, we have recognized the net proceeds as "restricted cash and cash equivalents" on our interim condensed consolidated statement of financial position.

Concurrent with the Shaw senior note financing, we terminated US$2 billion of interest rate swap derivatives, $500 million of bond forwards, and $2.3 billion of interest rate swap derivatives entered into in 2021 to hedge the interest rate risk associated with future debt issuances. Concurrent with the US dollar-denominated issuances, we also entered into debt derivatives to convert all interest and principal payment obligations to Canadian dollars. As a result, we received net proceeds of US$6.95 billion ($8.93 billion) from the US dollar-denominated issuances.

Repayment of senior notes and related derivative settlements
In June 2022, we repaid the entire outstanding principal amount of our $600 million 4.00% senior notes at maturity. There were no derivatives associated with these senior notes.

In March 2022, we repaid the entire outstanding principal amount of our US$750 million floating rate senior notes and the associated debt derivatives at maturity. As a result, we repaid $1,019 million, including $75 million on settlement of the associated debt derivatives.

In March 2021, we repaid the entire outstanding principal amount of our $1.45 billion 5.34% senior notes at maturity. There were no derivatives associated with these senior notes.

Dividends
Below is a summary of the dividends declared and paid on RCI's outstanding Class A Voting common shares (Class A Shares) and Class B Non-Voting common shares (Class B Non-Voting Shares) in 2022 and 2021. On July 26, 2022, the Board declared a dividend of $0.50 per Class A Share and Class B Non-Voting Share to be paid on October 3, 2022 to shareholders of record on September 9, 2022.

Declaration date	Record date	Payment date	Dividend per share (dollars)	Dividends paid (in millions of dollars)

January 26, 2022	March 10, 2022	April 1, 2022	0.50	252
April 19, 2022	June 10, 2022	July 4, 2022	0.50	253

January 27, 2021	March 10, 2021	April 1, 2021	0.50	252
April 20, 2021	June 10, 2021	July 2, 2021	0.50	253
July 20, 2021	September 9, 2021	October 1, 2021	0.50	253
October 20, 2021	December 10, 2021	January 4, 2022	0.50	252

Rogers Communications Inc.	20	Second Quarter 2022

Free cash flow

	Three months ended June 30			Six months ended June 30
(In millions of dollars)	2022	2021	% Chg	2022	2021	% Chg

Adjusted EBITDA	1,592	1,374	16	3,131	2,765	13
Deduct:
Capital expenditures [1]	778	719	8	1,427	1,203	19
Interest on borrowings, net and capitalized interest	325	178	83	560	366	53
Cash income taxes [2]	145	175	(17)	285	500	(43)

Free cash flow	344	302	14	859	696	23
Add (deduct):
Interest on Shaw senior note financing	138	—	—	169	—	—
Interest earned on restricted cash and cash equivalents	(31)	—	—	(34)	—	—

Free cash flow excluding Shaw financing	451	302	49	994	696	43
1    Includes additions to property, plant and equipment net of proceeds on disposition, but does not include expenditures for spectrum licences, additions to right-of-use assets, or assets acquired through business combinations.
2    Cash income taxes are net of refunds received.

Free cash flow increased this quarter and year to date mainly as a result of higher adjusted EBITDA and lower cash income taxes, partially offset by higher interest on borrowings associated with the Transaction.

Rogers Communications Inc.	21	Second Quarter 2022

Overview of Financial Position

Consolidated statements of financial position

	As at	As at
	June 30	December 31
(In millions of dollars)	2022	2021	$ Chg	% Chg	Explanation of significant changes

Assets
Current assets:
Cash and cash equivalents	665	715	(50)	(7)	See "Managing our Liquidity and Financial Resources".
Restricted cash and cash equivalents	13,131	—	13,131	—	Reflects the restrictions on use of, and liquidity maintenance on, the proceeds received from our issuances of $4.25 billion and US$7.05 billion in senior notes to fund the Transaction.
Accounts receivable	3,621	3,847	(226)	(6)	Reflects business seasonality.
Inventories	451	535	(84)	(16)	Reflects a decrease in Wireless handset inventories.
Current portion of contract assets	112	115	(3)	(3)	n/m
Other current assets	501	497	4	1	n/m
Current portion of derivative instruments	230	120	110	92	Primarily reflects the reclassification to current of our debt derivatives related to our US$500 million senior notes due March 2023.
Total current assets	18,711	5,829	12,882	n/m

Property, plant and equipment	15,012	14,666	346	2	Primarily reflects capital expenditures and additions to right-of-use assets partially offset by depreciation expense.
Intangible assets	12,258	12,281	(23)	—	n/m
Investments	2,249	2,493	(244)	(10)	Primarily reflects fair value decreases for certain publicly traded investments.
Derivative instruments	1,345	1,431	(86)	(6)	Primarily reflects the reclassification to current of our debt derivatives related to our US$500 million senior notes due March 2023.
Financing receivables	690	854	(164)	(19)	Reflects the reclassification of long-term financing receivables to current.
Other long-term assets	479	385	94	24	Primarily reflects an increase in pension assets.
Goodwill	4,025	4,024	1	—	n/m

Total assets	54,769	41,963	12,806	31

Liabilities and shareholders' equity
Current liabilities:
Short-term borrowings	2,836	2,200	636	29	Reflects an increase in borrowings under our receivables securitization program, partially offset by a decrease in our non-revolving credit facilities.
Accounts payable and accrued liabilities	2,970	3,416	(446)	(13)	Reflects business seasonality.
Income tax payable	159	115	44	38	Reflects the excess of income tax payable over tax installments paid.
Other current liabilities	191	607	(416)	(69)	Primarily reflects the termination of our interest rate derivatives upon issuance of our senior and subordinated notes.
Contract liabilities	384	394	(10)	(3)	n/m
Current portion of long-term debt	644	1,551	(907)	(58)	Reflects the repayment of US$750 million senior notes in March 2022 and $600 million senior notes in June 2022, partially offset by the reclassification to current of our US$500 million senior notes due March 2023.
Current portion of lease liabilities	345	336	9	3	n/m
Total current liabilities	7,529	8,619	(1,090)	(13)

Provisions	51	50	1	2	n/m
Long-term debt	30,812	17,137	13,675	80	Primarily reflects the issuances of our US$750 million subordinated notes and $4.25 billion and US$7.05 billion in senior notes, partially offset by a reclassification to current of our US$500 million senior notes due March 2023.
Lease liabilities	1,652	1,621	31	2	Reflects liabilities related to new leases.
Other long-term liabilities	489	565	(76)	(13)	Primarily reflects changes in market values of certain debt derivatives as a result of changes in the Canadian and US interest rate environment.
Deferred tax liabilities	3,419	3,439	(20)	(1)	n/m
Total liabilities	43,952	31,431	12,521	40

Shareholders' equity	10,817	10,532	285	3	Reflects changes in retained earnings and equity reserves.

Total liabilities and shareholders' equity	54,769	41,963	12,806	31

Rogers Communications Inc.	22	Second Quarter 2022

Financial Condition

Available liquidity
Below is a summary of our available liquidity from our cash and cash equivalents, bank credit facilities, letter of credit facilities, and short-term borrowings as at June 30, 2022 and December 31, 2021.

As at June 30, 2022	Total sources	Drawn	Letters of credit	US CP program [1]	Net available
(In millions of dollars)

Cash and cash equivalents	665	—	—	—	665
Bank credit facilities [2]:
Revolving	4,000	—	8	838	3,154
Outstanding letters of credit	104	—	104	—	—
Receivables securitization [2]	2,000	2,000	—	—	—

Total	6,769	2,000	112	838	3,819
1    The US CP program amounts are gross of the discount on issuance.
2    The total liquidity sources under our bank credit facilities and receivables securitization represents the total credit limits per the relevant agreements. The amount drawn and letters of credit are currently outstanding under those agreements. The US CP program amount represents our currently outstanding US CP borrowings that are backstopped by our revolving credit facility.

As at December 31, 2021	Total sources	Drawn	Letters of credit	US CP program [1]	Net available
(In millions of dollars)

Cash and cash equivalents	715	—	—	—	715
Bank credit facilities [2]:
Revolving	4,000	—	8	894	3,098
Non-revolving	507	507	—	—	—
Outstanding letters of credit	72	—	72	—	—
Receivables securitization [2]	1,200	800	—	—	400

Total	6,494	1,307	80	894	4,213
1    The US CP program amounts are gross of the discount on issuance.
2    The total liquidity sources under our bank credit facilities and receivables securitization represents the total credit limits per the relevant agreements. The amount drawn and letters of credit are currently outstanding under those agreements. The US CP program amount represents our currently outstanding US CP borrowings that are backstopped by our revolving credit facility.

In addition to the sources of available liquidity noted above, we held $1,339 million of securities in publicly traded companies as at June 30, 2022 (December 31, 2021 - $1,581 million).

Our restricted cash and cash equivalents are not included in available liquidity as the funds were raised solely to fund a portion of the cash consideration of the Transaction or, if unable to be consummated, to be used to redeem the applicable senior notes, and therefore are not available for other purposes. Our $6 billion term loan facility related to the Transaction is also not included in available liquidity as we can only draw on that facility to partially fund the Transaction. Our Canada Infrastructure Bank credit agreement (see "Managing our Liquidity and Financial Resources") is not included in available liquidity as it can only be drawn upon for use in broadband projects under the Universal Broadband Fund, and therefore is not available for other general purposes.

Weighted average cost of borrowings
Our weighted average cost of borrowings was 4.26% as at June 30, 2022 (December 31, 2021 - 3.95%) and our weighted average term to maturity was 12.3 years (December 31, 2021 - 11.6 years). These figures reflect the expected repayment of our subordinated notes on the five-year anniversary.

Rogers Communications Inc.	23	Second Quarter 2022

Credit ratings
Below is a summary of the credit ratings on RCI's outstanding senior and subordinated notes and debentures (long-term) and US CP (short-term) as at June 30, 2022.

Issuance	S&P Global Ratings Services	Moody's	Fitch	DBRS Morningstar
Corporate credit issuer default rating	BBB+ CreditWatch Negative	Baa1 under review	BBB+ Rating Watch Negative	BBB (high), Under Review with Negative Implications
Senior unsecured debt	BBB+ CreditWatch Negative	Baa1 under review	BBB+ Rating Watch Negative	BBB (high), Under Review with Negative Implications
Subordinated debt	BBB- CreditWatch Negative	Baa3 under review	BBB- Rating Watch Negative	BBB (high), Under Review with Negative Implications
US commercial paper	A-2 CreditWatch Negative	P-2 under review	N/A [1]	N/A [1]
1    We have not sought a rating from Fitch or DBRS Morningstar for our short-term obligations.

As a result of our agreement to acquire Shaw and the related commitments in connection with the Transaction, each of these rating agencies has put our credit rating under review. We expect each of these rating agencies to complete their reviews upon closing of the Transaction. See "Shaw Transaction" for more information on our agreement with Shaw and the Transaction.

Adjusted net debt and debt leverage ratio
We use adjusted net debt and debt leverage ratio to conduct valuation-related analysis and make capital structure-related decisions. Adjusted net debt includes long-term debt, net debt derivative assets or liabilities, short-term borrowings, lease liabilities, and cash and cash equivalents or bank advances.

	As at June 30	As at December 31
(In millions of dollars, except ratios)	2022	2021

Long-term debt [1]	31,796	18,873
Subordinated notes adjustment [2]	(1,483)	(1,000)
Net debt derivative assets valued without any adjustment for credit risk [3]	(1,387)	(1,278)
Short-term borrowings	2,836	2,200
Lease liabilities	1,997	1,957
Cash and cash equivalents	(665)	(715)
Restricted cash and cash equivalents [4]	(13,131)	—

Adjusted net debt [2,5]	19,963	20,037
Divided by: trailing 12-month adjusted EBITDA	6,253	5,887

Debt leverage ratio [5]	3.2	3.4
1    Includes current and long-term portion of long-term debt before deferred transaction costs and discounts.
2    For the purposes of calculating adjusted net debt and debt leverage ratio, we believe adjusting 50% of the value of our subordinated notes is appropriate as this methodology factors in certain circumstances with respect to priority for payment and this approach is commonly used to evaluate debt leverage by rating agencies.
3    For purposes of calculating adjusted net debt and debt leverage ratio, we believe including debt derivatives valued without adjustment for credit risk is commonly used to evaluate debt leverage and for market valuation and transactional purposes.
4    For the purposes of calculating adjusted net debt, we have deducted our restricted cash and cash equivalents as these funds were raised solely to fund a portion of the cash consideration of the Transaction or, if unable to be consummated, be used to redeem the applicable senior notes excluding any premium. We therefore believe including only the underlying senior notes would not represent our view of adjusted net debt prior to the consummation of the Transaction or the redemption of the senior notes.
5    Adjusted net debt and debt leverage ratio are capital management measures. See "Non-GAAP and Other Financial Measures" for more information about these measures.

Rogers Communications Inc.	24	Second Quarter 2022

Outstanding common shares

	As at June 30	As at December 31
	2022	2021

Common shares outstanding [1]
Class A Voting Shares	111,152,011	111,153,411
Class B Non-Voting Shares	393,773,307	393,771,907

Total common shares	504,925,318	504,925,318

Options to purchase Class B Non-Voting Shares
Outstanding options	10,282,771	6,494,001
Outstanding options exercisable	3,052,733	2,373,717
1    Holders of Class B Non-Voting Shares are entitled to receive notice of and to attend shareholder meetings; however, they are not entitled to vote at these meetings except as required by law or stipulated by stock exchanges. If an offer is made to purchase outstanding Class A Shares, there is no requirement under applicable law or our constating documents that an offer be made for the outstanding Class B Non-Voting Shares, and there is no other protection available to shareholders under our constating documents. If an offer is made to purchase both classes of shares, the offer for the Class A Shares may be made on different terms than the offer to the holders of Class B Non-Voting Shares.

Rogers Communications Inc.	25	Second Quarter 2022

Financial Risk Management

This section should be read in conjunction with "Financial Risk Management" in our 2021 Annual MD&A. We use derivative instruments to manage financial risks related to our business activities. We only use derivatives to manage risk and not for speculative purposes. We also manage our exposure to both fixed and fluctuating interest rates and had fixed the interest rate on 91.6% of our outstanding debt, including short-term borrowings, as at June 30, 2022 (December 31, 2021 - 89.3%).

Debt derivatives
We use cross-currency interest rate exchange agreements, forward cross-currency interest rate exchange agreements, and forward foreign exchange agreements (collectively, debt derivatives) to manage risks from fluctuations in foreign exchange rates and interest rates associated with our US dollar-denominated senior notes, debentures, subordinated notes, lease liabilities, credit facility borrowings, and US CP borrowings. We typically designate the debt derivatives related to our senior notes, debentures, subordinated notes, and lease liabilities as hedges for accounting purposes against the foreign exchange risk or interest rate risk associated with specific issued and forecast debt instruments. Debt derivatives related to our US dollar-denominated notes due 2025 and our credit facility and US CP borrowings have not been designated as hedges for accounting purposes.

Credit facilities and US CP
Below is a summary of the debt derivatives we entered into and settled related to our credit facility borrowings and US CP program during the three and six months ended June 30, 2022 and 2021.

		Three months ended June 30, 2022			Six months ended June 30, 2022
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)

Credit facilities
Debt derivatives settled	—	—	—	400	1.268	507
Net cash received on settlement			—			9

US commercial paper program
Debt derivatives entered	1,168	1.281	1,496	3,243	1.269	4,116
Debt derivatives settled	1,236	1.283	1,586	3,299	1.271	4,194
Net cash received on settlement			20			21

		Three months ended June 30, 2021			Six months ended June 30, 2021
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)

US commercial paper program
Debt derivatives entered	300	1.233	370	820	1.254	1,028
Debt derivatives settled	320	1.234	395	940	1.256	1,181
Net cash paid on settlement			(3)			(5)

As at June 30, 2022, we had nil and US$649 million notional amount of debt derivatives outstanding relating to our credit facility borrowings and US CP program (December 31, 2021 - US$400 million and US$704 million), respectively.

Rogers Communications Inc.	26	Second Quarter 2022

Senior and subordinated notes
Below is a summary of the debt derivatives we entered into related to senior and subordinated notes during the six months ended June 30, 2022. We did not enter into or settle any debt derivatives related to senior notes issued during the six months ended June 30, 2021.

(In millions of dollars, except interest rates)
		US$		Hedging effect
Effective date	Principal/Notional amount (US$)	Maturity date	Coupon rate	Fixed hedged (Cdn$) interest rate [1]	Equivalent (Cdn$)

2022 issuances
February 11, 2022	750	2082	5.250%	5.635%	951
March 11, 2022 [2]	1,000	2025	2.950%	2.991%	1,283
March 11, 2022	1,300	2027	3.200%	3.413%	1,674
March 11, 2022	2,000	2032	3.800%	4.232%	2,567
March 11, 2022	750	2042	4.500%	5.178%	966
March 11, 2022	2,000	2052	4.550%	5.305%	2,564
1    Converting from a fixed US$ coupon rate to a weighted average Cdn$ fixed rate.
2    The derivatives associated with our US$1 billion senior notes due 2025 have not been designated as hedges for accounting purposes.

In March 2022, we repaid the entire outstanding principal amount of our US$750 million floating rate senior notes and the associated debt derivatives at maturity, resulting in a repayment of $1,019 million, including $75 million on settlement of the associated debt derivatives.

As at June 30, 2022, we had US$16,100 million (December 31, 2021 - US$9,050 million) in US dollar-denominated senior notes, debentures, and subordinated notes, of which all of the associated foreign exchange risk had been hedged economically using debt derivatives.

During the six months ended June 30, 2022, in connection with the issuance of the US$2 billion senior notes due 2052, we terminated US$2 billion notional amount of forward starting cross-currency swaps and received $43 million upon settlement. As at June 30, 2022, we had no forward starting cross-currency swaps outstanding (December 31, 2021 - US$2 billion).

Lease liabilities
Below is a summary of the debt derivatives we entered into and settled related to our outstanding lease liabilities for the three and six months ended June 30, 2022 and 2021.

	Three months ended June 30, 2022			Six months ended June 30, 2022
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)

Debt derivatives entered	38	1.289	49	71	1.282	91
Debt derivatives settled	31	1.258	39	58	1.293	75

	Three months ended June 30, 2021			Six months ended June 30, 2021
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)

Debt derivatives entered	48	1.250	60	74	1.257	93
Debt derivatives settled	18	1.444	26	34	1.353	46

As at June 30, 2022, we had US$206 million notional amount of debt derivatives outstanding relating to our outstanding lease liabilities (December 31, 2021 - US$193 million) with terms to maturity ranging from July 2022 to June 2025 (December 31, 2021 - January 2022 to December 2024) at an average rate of $1.289/US$ (December 31, 2021 - $1.301/US$).

See "Mark-to-market value" for more information about our debt derivatives.

Rogers Communications Inc.	27	Second Quarter 2022

Interest rate derivatives
From time to time, we use bond forward derivatives or interest rate swap derivatives (collectively, interest rate derivatives) to hedge interest rate risk on current and future debt instruments. Our interest rate derivatives are designated as hedges for accounting purposes.

Concurrent with our issuance of US$750 million subordinated notes in February 2022, we terminated $950 million of interest rate swap derivatives and received $33 million upon settlement.

Concurrent with our issuance of US$7.05 billion ($9.05 billion) and $4.25 billion senior notes in March 2022, we terminated:
•US$2 billion of interest rate swap derivatives and paid US$129 million ($165 million) upon settlement; and
•$500 million of bond forwards and $2.3 billion of interest rate swap derivatives and received $80 million upon settlement.

As at June 30, 2022, we had no interest rate derivatives outstanding.

See "Mark-to-market value" for more information about our interest rate derivatives.

Expenditure derivatives
We use foreign currency forward contracts (expenditure derivatives) to manage the foreign exchange risk in our operations, designating them as hedges for accounting purposes for certain of our forecast operational and capital expenditures.

Below is a summary of the expenditure derivatives we entered into and settled during the three and six months ended June 30, 2022 and 2021.

	Three months ended June 30, 2022			Six months ended June 30, 2022
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)

Expenditure derivatives entered	474	1.253	594	852	1.251	1,066
Expenditure derivatives settled	255	1.290	329	480	1.292	620

	Three months ended June 30, 2021			Six months ended June 30, 2021
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)

Expenditure derivatives entered	90	1.233	111	210	1.243	261
Expenditure derivatives settled	255	1.361	347	480	1.360	653

As at June 30, 2022, we had US$1,440 million notional amount of expenditure derivatives outstanding (December 31, 2021 - US$1,068 million) with terms to maturity ranging from July 2022 to December 2023 (December 31, 2021 - January 2022 to December 2023) at an average rate of $1.263/US$ (December 31, 2021 - $1.287/US$).

See "Mark-to-market value" for more information about our expenditure derivatives.

Equity derivatives
We use total return swaps (equity derivatives) to hedge the market price appreciation risk of the Class B Non-Voting Shares granted under our stock-based compensation programs. The equity derivatives have not been designated as hedges for accounting purposes.

As at June 30, 2022, we had equity derivatives outstanding for 5.0 million (December 31, 2021 - 5.0 million) Class B Non-Voting Shares with a weighted average price of $53.10 (December 31, 2021 - $53.10).

During the six months ended June 30, 2021, we entered into 0.4 million equity derivatives with a weighted average price of $60.98. We reset the weighted average price to $59.64 on 0.5 million equity derivatives and received net proceeds of $3 million. At the same time, we reset the expiry dates on certain of our equity derivatives to April 2023 (from April 2021).

Rogers Communications Inc.	28	Second Quarter 2022

During the six months ended June 30, 2022, we executed extension agreements for the remainder of our equity derivative contracts under substantially the same commitment terms and conditions with revised expiry dates to April 2023 (from April 2022).

See "Mark-to-market value" for more information about our equity derivatives.

Cash settlements on debt derivatives and forward contracts
Below is a summary of the net proceeds (payments) on settlement of debt derivatives and forward contracts during the three and six months ended June 30, 2022 and 2021.

	Three months ended June 30, 2022			Six months ended June 30, 2022
(In millions of dollars, except exchange rates)	US$ settlements	Exchange rate	Cdn$ settlements	US$ settlements	Exchange rate	Cdn$ settlements

Credit facilities			—			9
US commercial paper program			20			21
Senior and subordinated notes			—			(75)
Forward starting cross-currency swaps			—			43
Interest rate derivatives (Cdn$)			—			113
Interest rate derivatives (US$)	—	—	—	(129)	1.279	(165)

Net proceeds (payments) on settlement of debt derivatives and forward contracts			20			(54)

	Three months ended June 30, 2021	Six months ended June 30, 2021
(In millions of dollars, except exchange rates)	Cdn$ settlements	Cdn$ settlements

US commercial paper program	(3)	(5)

Net payments on settlement of debt derivatives and forward contracts	(3)	(5)

Mark-to-market value
We record our derivatives using an estimated credit-adjusted, mark-to-market valuation, calculated in accordance with IFRS.

	As at June 30, 2022
(In millions of dollars, except exchange rates)	Notional amount (US$)	Exchange rate	Notional amount (Cdn$)	Fair value (Cdn$)
Debt derivatives accounted for as cash flow hedges:
As assets	11,008	1.2079	13,297	1,485
As liabilities	4,298	1.3014	5,593	(162)
Debt derivatives not accounted for as hedges:
As assets	1,679	1.2845	2,157	5
Net mark-to-market debt derivative asset				1,328
Expenditure derivatives accounted for as cash flow hedges:
As assets	1,227	1.2521	1,536	42
As liabilities	213	1.3314	284	(9)
Net mark-to-market expenditure derivative asset				33
Equity derivatives not accounted for as hedges:
As assets	—	—	265	43
Net mark-to-market equity derivative asset				43

Net mark-to-market asset				1,404

Rogers Communications Inc.	29	Second Quarter 2022

	As at December 31, 2021
(In millions of dollars, except exchange rates)	Notional amount (US$)	Exchange rate	Notional amount (Cdn$)	Fair value (Cdn$)
Debt derivatives accounted for as cash flow hedges:
As assets	5,859	1.1369	6,661	1,453
As liabilities	5,383	1.3025	7,011	(343)
Short-term debt derivatives not accounted for as hedges:
As assets	1,104	1.2578	1,389	11
Net mark-to-market debt derivative asset				1,121
Interest rate derivatives accounted for as cash flow hedges:
As assets (Cdn$)	—	—	3,250	40
As liabilities (Cdn$)	—	—	500	(6)
As liabilities (US$)	2,000	—	—	(277)
Net mark-to-market interest rate derivative liability				(243)
Expenditure derivatives accounted for as cash flow hedges:
As assets	438	1.2453	545	11
As liabilities	630	1.3151	829	(30)
Net mark-to-market expenditure derivative liability				(19)
Equity derivatives not accounted for as hedges:
As assets	—	—	265	36

Net mark-to-market asset				895

Commitments and Contractual Obligations

See our 2021 Annual MD&A for a summary of our obligations under firm contractual arrangements, including commitments for future payments under long-term debt arrangements and lease arrangements. These are also discussed in notes 17, 21, and 28 of our 2021 Annual Audited Consolidated Financial Statements.

Except where otherwise disclosed in this MD&A, there have been no other material changes to our material contractual obligations, as identified in our 2021 Annual MD&A, since December 31, 2021.

Regulatory Developments

See our 2021 Annual MD&A for a discussion of the significant regulations that affected our operations as at March 3, 2022. The following are the significant regulatory developments since that date.

Matters associated with network outage
On July 11, 2022, in response to the network outage that occurred on July 8, 2022, the Minister for Innovation, Science and Industry announced he had directed the major telecommunications companies in Canada to improve the resilience and reliability of their networks by ensuring formal arrangements are in place within 60 days that will address (i) emergency roaming, (ii) mutual assistance during outages, and (iii) a communication protocol to better inform the public and authorities during telecommunications emergencies.

Further, on July 12, 2022, the CRTC issued a request for information asking us to respond to detailed questions and provide a comprehensive explanation regarding the network outage. The CRTC has requested a detailed account as to why and how this network outage happened, as well as what measures we will put in place to prevent future outages. On July 22, 2022, we provided responses to the CRTC's questions.

On July 15, 2022, the House of Commons Standing Committee on Industry and Technology announced it will study the network outage, including the underlying causes and its impact on families, consumers, and businesses. The committee held meetings during July 2022 during which representatives from Rogers, amongst others, appeared.

3800 MHz spectrum licence auction
On June 30, 2022, ISED Canada released its Policy and Licensing Framework for Spectrum in the 3800 MHz Band, laying out the rules for the upcoming auction. The 3800 MHz band, along with the 3500 MHz band that was auctioned in 2021, is key to supporting strong 5G networks. The auction is expected to begin in October 2023. The rules include measures such as (i) imposing a 100 MHz cap on large national providers (i.e. Rogers, Bell, and Telus) as to how much combined 3500 MHz and 3800 MHz spectrum they can acquire; (ii) reserving a total of 150 MHz

Rogers Communications Inc.	30	Second Quarter 2022

across the 3500 MHz and 3800 MHz spectrum bands for smaller competitors; and (iii) implementing strong deployment requirements requiring spectrum won at auction to be deployed within a certain timeframe or risk losing the licences.

Competition Bureau review of the Transaction
On May 9, 2022, the Bureau announced it had filed applications to the Tribunal challenging the Transaction and requesting an injunction to prevent closing of the Transaction until the Bureau's application to challenge the Transaction can be decided. The Bureau's concerns relate to the impact of the Transaction on competition for wireless services in Canada. More specifically, the Bureau alleges that the Transaction would significantly decrease competition in the wireless market in Canada. On May 30, 2022, Rogers and Shaw agreed with the Bureau that we would not seek to close the Transaction until we reached an agreement with the Bureau or the Tribunal rules in our favour. On June 3, 2022, Rogers and Shaw filed responses opposing the Bureau's application to challenge the Transaction, including a proposal for a full divestiture of Freedom Mobile (as subsequently agreed to with Quebecor through the proposed Freedom Transaction), which would allow a strong fourth wireless carrier to be maintained.

While the Freedom Transaction provides the basis to explore settlement negotiations with the Bureau, Rogers and Shaw are also taking the necessary steps to oppose the Bureau's application to challenge the Transaction. On June 16, 2022, the Bureau filed its reply to our June 3 responses. On June 17, 2022, the Tribunal issued an order setting the schedule for its consideration of the Bureau's application. Should it be required, the Tribunal hearing is expected to occur in November and December 2022.

On June 23, 2022, Rogers and Shaw confirmed to the Tribunal that we intended to mediate in the first scheduled mediation period, July 4 and 5, 2022. The early mediation did not result in a resolution of the Bureau's concerns about the Transaction.

On July 4, 2022, the Attorney General of Alberta announced that it will intervene in the Tribunal proceedings and that it was not taking a position at this time. On July 8, 2022, Videotron Ltd. filed a motion seeking intervenor status in the Tribunal litigation to support Rogers' and Shaw's positions.

CRTC review of the Transaction
On March 24, 2022, the CRTC approved our acquisition of Shaw's broadcasting services, subject to a number of conditions and modifications, including:
•the contribution of $27.2 million in benefits to the broadcasting system through various initiatives and funds, including those that support the production of content by Indigenous producers and members of equity-seeking groups;
•annual reporting on our commitments to increase our support for local news, including by employing more journalists at our Citytv™ stations across the country and by producing an additional 48 news specials each year that reflect local communities;
•the distribution of at least 45 independent English- and French-language services on each of our cable and satellite services; and
•safeguards to ensure that cable providers relying on signals delivered by us will continue to be able to serve their communities, including those in rural and remote areas.

On April 27, 2022, the National Pensioners Federation and Public Interest Advocacy Centre (NPF-PIAC) filed a petition to the federal Cabinet requesting the CRTC decision be set aside or referred back to the CRTC for reconsideration and hearing. On June 22, 2022, Cabinet declined to consider the NPF-PIAC petition.

The CRTC approval only relates to the broadcasting elements of the Transaction. The Transaction continues to be reviewed by the Bureau and ISED Canada.

Updates to Risks and Uncertainties

See our 2021 Annual MD&A for a discussion of the principal risks and uncertainties that could have a material adverse effect on our business and financial results as at March 3, 2022, which should be reviewed in conjunction with this MD&A. The following factors may contribute to those risks and uncertainties.

Shaw Transaction
The Transaction with Shaw is subject to a number of additional risks that are disclosed in our 2021 Annual MD&A, many of which are outside the control of Rogers and Shaw. Updates and additions to these risks are described below.

Rogers Communications Inc.	31	Second Quarter 2022

Key Regulatory Approvals and other conditions
In connection with obtaining the Key Regulatory Approvals, divestitures and/or other actions are expected to be required by the relevant regulatory or governmental authorities. To that end, Rogers, Shaw, and Quebecor announced the Freedom Transaction on June 17, 2022. The Freedom Transaction is subject to clearance under the Competition Act and approval by ISED Canada and is conditional on our ability to close the Transaction. If the Bureau does not approve the Freedom Transaction as currently contemplated, the likelihood of reaching a negotiated settlement with the Bureau will be significantly reduced, in which case we will only be permitted to close the Transaction if we are successful in opposing the Bureau's application to the Tribunal and in obtaining ISED Canada approval for the transfer of spectrum licences.

Although we believe the Bureau's application should be dismissed by the Tribunal, the outcome of a Tribunal hearing, including any associated appeals, is inherently uncertain and could (i) significantly delay either the closing or termination of the Transaction or (ii) prevent the closing of the Transaction entirely, in each case with a corresponding material, adverse impact to our business, financial condition, results of operations, and cash flows.

The time required to address the Bureau's concerns and agree on the terms of a negotiated settlement with the Bureau (or any associated litigation, including the Tribunal hearing), as well as to obtain ISED Canada approval, and any appeals of the outcomes of these processes, is uncertain and could result in further delays in, or prevent, the closing of the Transaction.

Replacement or extension of existing financing for the Transaction
In order to finance a portion of the cash consideration for the Transaction, we have issued $13.3 billion of senior notes. Each of these senior notes (except the $1.25 billion notes due 2025) contains a "special mandatory redemption" provision, which requires them to be redeemed at 101% of face value (plus accrued interest) if, among other things, the Transaction is not consummated prior to December 31, 2022. In order to maintain the necessary funding to pay for the Transaction if closing was to be delayed beyond this outside date, we may need to (i) replace all or a portion of the applicable senior notes with alternative sources of funding or (ii) obtain a consent from the holders of the applicable senior notes to extend the outside date for consummating the Transaction in the special mandatory redemption provisions. The adverse impact on our financial condition and cash flows from any such action may be material and there is no guarantee we would be able to obtain alternative sources of funding or the necessary consents, as applicable, on commercially acceptable terms or at all.

July 2022 network outage
As a result of the network outage that occurred on July 8, 2022, three applications were filed in the Quebec Superior Court seeking authorization to commence a class action against Rogers in relation to this network outage. Each application seeks to institute a class action on behalf of all persons in Quebec who, among other things, experienced a wireless or wireline service interruption as a result of, or were otherwise impacted by, the outage. Each application also claims various damages, including, among others, contractual damages, damages for lost profits, and punitive damages.

At this time, we are unable to assess the likelihood of success of the above applications, or predict the magnitude of any liability we might incur by virtue of the claims underlying those applications or any corresponding or similar claims that may be brought against us in the future. As such, we have not recognized a liability for this contingency. If successful, one or more of those claims could have a material adverse effect on our business, financial results, or financial condition. It is also possible that similar or corresponding claims could be filed in other jurisdictions.

Critical Accounting Policies and Estimates

See our 2021 Annual MD&A and our 2021 Annual Audited Consolidated Financial Statements and notes thereto for a discussion of the accounting policies and estimates that are critical to the understanding of our business operations and the results of our operations.

New accounting pronouncements adopted in 2022
We adopted the following accounting amendments that were effective for our interim and annual consolidated financial statements commencing January 1, 2022. The adoption of these standards have not had a material impact on our financial results.
•Amendments to IFRS 3, Business Combinations - Updating a Reference to the Conceptual Framework, updating a reference in IFRS 3 to now refer to the Conceptual Framework.
•Amendments to IAS 16, Property, Plant and Equipment: Proceeds before intended use, prohibiting reducing the cost of property, plant and equipment by proceeds while bringing an asset to capable operations.

Rogers Communications Inc.	32	Second Quarter 2022

•Amendments to IAS 37, Provisions, Contingent Liabilities and Contingent Assets - Onerous Contracts, specifying costs an entity should include in determining the "cost of fulfilling" a potential onerous contract.

Recent accounting pronouncements not yet adopted
The IASB has issued the following new standard and amendments to existing standards that will become effective in future years:
•IFRS 17, Insurance Contracts, a replacement of IFRS 4, Insurance Contracts, that aims to provide consistency in the application of accounting for insurance contracts (January 1, 2023).
•Amendments to IAS 1, Presentation of Financial Statements - Classification of Liabilities as Current or Non-current, clarifying the classification requirements in the standard for liabilities as current or non-current (effective date to be determined).
•Amendments to IAS 1, Presentation of Financial Statements - Disclosure of Accounting Policies, requiring entities to disclose material, instead of significant, accounting policy information (January 1, 2023).
•Amendments to IAS 8, Accounting Policies - Changes in Accounting Estimates and Errors, clarifying the definition of "accounting policies" and "accounting estimates" (January 1, 2023).
•Amendments to IAS 12, Income Taxes - Deferred Tax related to Assets and Liabilities arising from a Single Transaction, narrowing the scope for exemption when recognizing deferred taxes (January 1, 2023).

We do not expect IFRS 17, Insurance Contracts, or the amendments to existing standards to have any material impacts on our consolidated financial statements.

Transactions with related parties
We have entered into business transactions with Dream Unlimited Corp. (Dream), which is controlled by our Director Michael J. Cooper. Dream is a real estate company that rents spaces in office and residential buildings. Total amounts paid to Dream were nominal for the three and six months ended June 30, 2022.

We have also entered into certain transactions with our controlling shareholder and companies it controls. These transactions are subject to formal agreements approved by the Audit and Risk Committee. Total amounts paid to these related parties generally reflect the charges to Rogers for occasional business use of aircraft, net of other administrative services, and were less than $1 million for the three and six months ended June 30, 2022 and 2021.

We recognized these transactions at the amounts agreed to by the related parties, which were also reviewed by the Audit and Risk Committee. The amounts owing for these services were unsecured, interest-free, and generally due for payment in cash within one month of the date of the transaction.

Controls and procedures
There have been no changes in our internal controls over financial reporting this quarter that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

Seasonality
Our operating results generally vary from quarter to quarter as a result of changes in general economic conditions and seasonal fluctuations, among other things, in each of our reportable segments. This means our results in one quarter are not necessarily indicative of how we will perform in a future quarter. Wireless, Cable, and Media each have unique seasonal aspects to, and certain other historical trends in, their businesses. For specific discussions of the seasonal trends affecting our reportable segments, refer to our 2021 Annual MD&A.

Key Performance Indicators

We measure the success of our strategy using a number of key performance indicators that are defined and discussed in our 2021 Annual MD&A and this MD&A. We believe these key performance indicators allow us to appropriately measure our performance against our operating strategy and against the results of our peers and competitors. The following key performance indicators, some of which are non-GAAP or other financial measures (see "Non-GAAP and Other Financial Measures"), are not measurements in accordance with IFRS. They include:
•subscriber counts;
•Wireless;
•Cable; and
•homes passed (Cable);
•Wireless subscriber churn (churn);
•Wireless mobile phone average revenue per user
(ARPU);
•Cable average revenue per account (ARPA);
•Cable customer relationships;
•Cable market penetration (penetration);
•capital intensity; and
•total service revenue.

Rogers Communications Inc.	33	Second Quarter 2022

Effective January 1, 2022, we are disclosing mobile phone subscribers in Wireless, which represent devices with voice-only or voice-and-data plans. Our previous definition included devices on data-only plans and customers who subscribe to our wireless home phone service. As a result, our definition of ARPU has also shifted to mobile phone ARPU. We also no longer report blended ABPU given the significant adoption of our wireless device financing program resulting in this metric being less meaningful.

In Cable, we have adjusted our definition of an Internet subscriber such that it only includes retail Internet subscribers, representing customers who have Internet service installed and operating, and are being billed directly by us. Our previous definition included third-party Internet access subscribers and Smart Home Monitoring subscribers. We also began reporting Video (consisting of Ignite TV and legacy Television subscribers), Smart Home Monitoring, and Home Phone subscribers in separate categories. Our updated definitions are as follows:

Subscriber counts
Subscriber count (Wireless)
•A wireless subscriber is represented by each identifiable telephone number.
•We report wireless subscribers in two categories: postpaid mobile phone and prepaid mobile phone. Postpaid and prepaid include voice-only subscribers and subscribers with service plans including both voice and data.
•Usage and overage charges for postpaid subscribers are billed a month in arrears. Prepaid subscribers cannot incur usage and/or overage charges in excess of their plan limits or account balance.
•Wireless prepaid subscribers are considered active for a period of 90 days from the date of their last revenue-generating usage.

Subscriber count (Cable)
•Cable retail Internet, Video, and Smart Home Monitoring subscribers are represented by a dwelling unit; Cable Home Phone subscribers are represented by line counts.
•When there is more than one unit in a single dwelling, such as an apartment building, each tenant with cable service is counted as an individual subscriber, whether the service is invoiced separately or included in the tenant's rent. Institutional units, such as hospitals or hotels, are each considered one subscriber.
•Cable retail Internet, Video, Smart Home Monitoring, and Home Phone subscribers include only those subscribers who have service installed and operating, and who are being billed accordingly.
•Subscriber counts exclude certain business services delivered over our fibre network and data centre infrastructure, and circuit-switched local and long distance voice services and legacy data services where access is delivered using leased third-party network elements and tariffed ILEC services.

Mobile phone average revenue per user (Wireless)
Mobile phone ARPU helps us identify trends and measure our success in attracting and retaining higher-value subscribers. Mobile phone ARPU is a supplementary financial measure. See "Non-GAAP and Other Financial Measures" for an explanation as to the composition of this measure.

Rogers Communications Inc.	34	Second Quarter 2022

Non-GAAP and Other Financial Measures

We use the following "non-GAAP financial measures" and other "specified financial measures" (each within the meaning of applicable Canadian securities law). These are reviewed regularly by management and the Board in assessing our performance and making decisions regarding the ongoing operations of our business and its ability to generate cash flows. Some or all of these measures may also be used by investors, lending institutions, and credit rating agencies as indicators of our operating performance, of our ability to incur and service debt, and as measurements to value companies in the telecommunications sector. These are not standardized measures under IFRS, so may not be reliable ways to compare us to other companies.

Non-GAAP financial measures
Specified financial measure	How it is useful	How we calculate it	Most directly comparable IFRS financial measure
Adjusted net income	●	To assess the performance of our businesses before the effects of the noted items, because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply that they are non-recurring.	Net income
add (deduct)
		restructuring, acquisition and other; loss (recovery) on sale or wind down of investments; loss (gain) on disposition of property, plant and equipment; (gain) on acquisitions; loss on non-controlling interest purchase obligations; loss on repayment of long-term debt; loss on bond forward derivatives; and income tax adjustments on these items, including adjustments as a result of legislative changes.	Net income
Free cash flow excluding Shaw financing	●
To show how much cash we generate from our operations that is available to repay debt and reinvest in our company excluding the effect of specific Shaw senior note financing, as it was issued for a specific purpose and does not contribute to our core business operations.
Cash provided by operating activities
add (deduct)
		(capital expenditures); (interest on borrowings, net and capitalized interest); interest paid; restructuring, acquisition, and other; (program rights amortization); change in net operating assets and liabilities; interest on Shaw senior note financing; and (interest earned on restricted cash and cash equivalents).	Cash provided by operating activities

Non-GAAP ratios
Specified financial measure	How it is useful	How we calculate it
Adjusted basic earnings per share Adjusted diluted earnings per share	●	To assess the performance of our businesses before the effects of the noted items, because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply that they are non-recurring.	Adjusted net income
divided by
basic weighted average shares outstanding.

Adjusted net income including the dilutive effect of stock-based compensation divided by
diluted weighted average shares outstanding.

Total of segments measures
Specified financial measure	Most directly comparable IFRS financial measure
Adjusted EBITDA	Net income

Capital management measures
Specified financial measure	How it is useful
Free cash flow	●	To show how much cash we generate that is available to repay debt and reinvest in our company, which is an important indicator of our financial strength and performance.
	●	We believe that some investors and analysts use free cash flow to value a business and its underlying assets.
Adjusted net debt	●	We believe this helps investors and analysts analyze our debt and cash balances while taking into account the impact of debt derivatives on our US dollar-denominated debt.
Debt leverage ratio	●	We believe this helps investors and analysts analyze our ability to service our debt obligations.
Available liquidity	●	To help determine if we are able to meet all of our commitments, to execute our business plan, and to mitigate the risk of economic downturns.

Rogers Communications Inc.	35	Second Quarter 2022

Supplementary financial measures
Specified financial measure	How we calculate it
Adjusted EBITDA margin	Adjusted EBITDA divided by revenue.
Wireless mobile phone average revenue per user (ARPU)	Wireless service revenue divided by average total number of Wireless mobile phone subscribers for the relevant period.
Cable average revenue per account (ARPA)	Cable service revenue divided by average total number of customer relationships for the relevant period.
Capital intensity	Capital expenditures divided by revenue.

Reconciliation of adjusted EBITDA

	Three months ended June 30		Six months ended June 30
(In millions of dollars)	2022	2021	2022	2021

Net income	409	302	801	663
Add:
Income tax expense	135	111	288	239
Finance costs	357	206	615	424
Depreciation and amortization	638	647	1,284	1,285
EBITDA	1,539	1,266	2,988	2,611
Add (deduct):
Other income	(18)	(7)	(24)	(6)
Restructuring, acquisition and other	71	115	167	160

Adjusted EBITDA	1,592	1,374	3,131	2,765

Reconciliation of adjusted net income

	Three months ended June 30		Six months ended June 30
(In millions of dollars)	2022	2021	2022	2021

Net income	409	302	801	663
Add (deduct):
Restructuring, acquisition and other	71	115	167	160
Income tax impact of above items	(17)	(30)	(43)	(42)

Adjusted net income	463	387	925	781

Rogers Communications Inc.	36	Second Quarter 2022

Reconciliation of free cash flow excluding Shaw financing

	Three months ended June 30		Six months ended June 30
(In millions of dollars)	2022	2021	2022	2021

Cash provided by operating activities	1,319	1,016	2,132	1,695
Add (deduct):
Capital expenditures	(778)	(719)	(1,427)	(1,203)
Interest on borrowings, net and capitalized interest	(325)	(178)	(560)	(366)
Interest paid	227	198	441	414
Restructuring, acquisition and other	71	115	167	160
Program rights amortization	(19)	(16)	(39)	(36)
Change in net operating assets and liabilities	(216)	(194)	105	(7)
Other adjustments [1]	65	80	40	39

Free cash flow	344	302	859	696
Add (deduct):
Interest on Shaw senior note financing	138	—	169	—
Interest earned on restricted cash and cash equivalents	(31)	—	(34)	—

Free cash flow excluding Shaw financing	451	302	994	696
1    Other adjustments consists of post-employment benefit contributions, net of expense, cash flows relating to other operating activities, and other (income) expense from our financial statements.

Rogers Communications Inc.	37	Second Quarter 2022

Other Information

Consolidated financial results - quarterly summary
Below is a summary of our consolidated results for the past eight quarters.

	2022		2021				2020
(In millions of dollars, except per share amounts)	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Revenue
Wireless	2,212	2,140	2,415	2,215	2,064	2,074	2,291	2,228
Cable	1,041	1,036	1,023	1,016	1,013	1,020	1,019	988
Media	659	482	516	473	546	440	409	489
Corporate items and intercompany eliminations	(44)	(39)	(35)	(38)	(41)	(46)	(39)	(40)
Total revenue	3,868	3,619	3,919	3,666	3,582	3,488	3,680	3,665
Total service revenue [1]	3,443	3,196	3,232	3,149	3,131	3,021	3,023	3,086

Adjusted EBITDA
Wireless	1,118	1,085	1,086	1,107	1,008	1,013	1,034	1,089
Cable	520	551	518	516	492	487	520	508
Media	2	(66)	(26)	33	(75)	(59)	82	89
Corporate items and intercompany eliminations	(48)	(31)	(56)	(56)	(51)	(50)	(46)	(48)
Adjusted EBITDA	1,592	1,539	1,522	1,600	1,374	1,391	1,590	1,638
Deduct (add):
Depreciation and amortization	638	646	658	642	647	638	666	663
Restructuring, acquisition and other	71	96	101	63	115	45	73	49
Finance costs	357	258	218	207	206	218	228	219
Other (income) expense	(18)	(6)	(12)	20	(7)	1	2	6
Net income before income tax expense	544	545	557	668	413	489	621	701
Income tax expense	135	153	152	178	111	128	172	189
Net income	409	392	405	490	302	361	449	512

Earnings per share:
Basic	$0.81	$0.78	$0.80	$0.97	$0.60	$0.71	$0.89	$1.01
Diluted	$0.76	$0.77	$0.80	$0.94	$0.60	$0.70	$0.89	$1.01

Net income	409	392	405	490	302	361	449	512
Add (deduct):
Restructuring, acquisition and other	71	96	101	63	115	45	73	49
Income tax impact of above items	(17)	(26)	(20)	(17)	(30)	(12)	(22)	(13)
Adjusted net income	463	462	486	536	387	394	500	548

Adjusted earnings per share:
Basic	$0.92	$0.91	$0.96	$1.06	$0.77	$0.78	$0.99	$1.09
Diluted	$0.86	$0.91	$0.96	$1.03	$0.76	$0.77	$0.99	$1.08

Capital expenditures	778	649	846	739	719	484	656	504
Cash provided by operating activities	1,319	813	1,147	1,319	1,016	679	947	986
Free cash flow	344	515	468	507	302	394	568	868
1    As defined. See "Key Performance Indicators".

Rogers Communications Inc.	38	Second Quarter 2022

Summary of financial information of long-term debt guarantor
Our outstanding public debt, amounts drawn on our $4.1 billion bank credit and letter of credit facilities, and derivatives are unsecured obligations of RCI, as obligor, and RCCI, as either co-obligor or guarantor, as applicable.

The selected unaudited consolidating summary financial information for RCI for the periods identified below, presented with a separate column for: (i) RCI, (ii) RCCI, (iii) our non-guarantor subsidiaries on a combined basis, (iv) consolidating adjustments, and (v) the total consolidated amounts, is set forth as follows:

Three months ended June 30	RCI [1,2]		RCCI [1,2]		Non-guarantor subsidiaries [1,2]		Consolidating adjustments [1,2]		Total
(unaudited) (In millions of dollars)	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021
Selected Statements of Income data measure:
Revenue	—	—	3,236	3,061	686	570	(54)	(49)	3,868	3,582
Net income (loss)	409	302	396	346	90	(50)	(486)	(296)	409	302

Six months ended June 30	RCI [1,2]		RCCI [1,2]		Non-guarantor subsidiaries [1,2]		Consolidating adjustments [1,2]		Total
(unaudited) (In millions of dollars)	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021
Selected Statements of Income data measure:
Revenue	—	—	6,395	6,136	1,193	1,034	(101)	(100)	7,487	7,070
Net income (loss)	801	663	825	702	85	(48)	(910)	(654)	801	663

As at period end	RCI [1,2]		RCCI [1,2]		Non-guarantor subsidiaries [1,2]		Consolidating adjustments [1,2]		Total
(unaudited) (In millions of dollars)	Jun. 30 2022	Dec. 31 2021	Jun. 30 2022	Dec. 31 2021	Jun. 30 2022	Dec. 31 2021	Jun. 30 2022	Dec. 31 2021	Jun. 30 2022	Dec. 31 2021
Selected Statements of Financial Position data measure:
Current assets	43,391	29,982	29,089	28,825	10,241	10,089	(64,010)	(63,067)	18,711	5,829
Non-current assets	33,893	33,290	29,239	28,959	3,724	3,717	(30,798)	(29,832)	36,058	36,134
Current liabilities	31,068	30,993	32,670	32,942	9,429	9,378	(65,638)	(64,694)	7,529	8,619
Non-current liabilities	32,620	18,943	4,951	4,960	147	181	(1,296)	(1,272)	36,422	22,812
1    For the purposes of this table, investments in subsidiary companies are accounted for by the equity method.
2    Amounts recorded in current liabilities and non-current liabilities for RCCI do not include any obligations arising as a result of being a guarantor or co-obligor, as the case may be, under any of RCI's long-term debt.

Rogers Communications Inc.	39	Second Quarter 2022

About Forward-Looking Information

This MD&A includes "forward-looking information" and "forward-looking statements" within the meaning of applicable securities laws (collectively, "forward-looking information"), and assumptions about, among other things, our business, operations, and financial performance and condition approved by our management on the date of this MD&A. This forward-looking information and these assumptions include, but are not limited to, statements about our objectives and strategies to achieve those objectives, and about our beliefs, plans, expectations, anticipations, estimates, or intentions.

Forward-looking information
•typically includes words like could, expect, may, anticipate, assume, believe, intend, estimate, plan, project, guidance, outlook, target, and similar expressions;
•includes conclusions, forecasts, and projections that are based on our current objectives and strategies and on estimates, expectations, assumptions, and other factors that we believe to have been reasonable at the time they were applied but may prove to be incorrect; and
•was approved by our management on the date of this MD&A.

Our forward-looking information includes forecasts and projections related to the following items, among others:
•revenue;
•total service revenue;
•adjusted EBITDA;
•capital expenditures;
•cash income tax payments;
•free cash flow;
•dividend payments;
•the growth of new products and services;
•expected growth in subscribers and the services to which they subscribe;
•the cost of acquiring and retaining subscribers and deployment of new services;
•continued cost reductions and efficiency improvements;
•our debt leverage ratio;
•statements relating to plans we have implemented in response to COVID-19 and its impact on us;
•the expected timing and completion of the Transaction and the Freedom Transaction, including the associated processes and timelines to obtain the Key Regulatory Approvals;
•the benefits expected to result from the Transaction, including corporate, operational, scale, and other synergies, and their anticipated timing;
•the terms and conditions of the Freedom Transaction; and
•all other statements that are not historical facts.

Our conclusions, forecasts, and projections are based on a number of estimates, expectations, assumptions, and other factors, including, among others:
•general economic and industry conditions;
•currency exchange rates and interest rates;
•product pricing levels and competitive intensity;
•subscriber growth;
•pricing, usage, and churn rates;
•changes in government regulation;
•technology and network deployment;
•availability of devices;
•timing of new product launches;
•content and equipment costs;
•the integration of acquisitions;
•industry structure and stability; and
•the impact of COVID-19 on our operations, liquidity, financial condition, or results.

Except as otherwise indicated, this MD&A and our forward-looking information do not reflect the potential impact of any non-recurring or other special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations, or other transactions that may be considered or announced or may occur after the date on which the statement containing the forward-looking information is made.

Risks and uncertainties
Actual events and results can be substantially different from what is expressed or implied by forward-looking information as a result of risks, uncertainties, and other factors, many of which are beyond our control, including, but not limited to:
•regulatory changes;
•technological changes;
•economic, geopolitical, and other conditions affecting commercial activity;
•unanticipated changes in content or equipment costs;
•changing conditions in the entertainment, information, and communications industries;
•sports-related work stoppages or cancellations and labour disputes;
•the integration of acquisitions;
•litigation and tax matters;
•the level of competitive intensity;
•the emergence of new opportunities;
•external threats, such as epidemics, pandemics, and other public health crises, natural disasters,

Rogers Communications Inc.	40	Second Quarter 2022

the effects of climate change, or cyberattacks, among others;
•risks related to the Transaction and the Freedom Transaction, including the timing, receipt, and conditions of the Key Regulatory Approvals; satisfaction of the various conditions to close the Transaction and the Freedom Transaction;
financing the Transaction; and the anticipated benefits of the Transaction and the successful integration of the businesses and operations of Rogers and Shaw; and
•new interpretations and new accounting standards from accounting standards bodies.

These factors can also affect our objectives, strategies, and intentions. Many of these factors are beyond our control or our current expectations or knowledge. Should one or more of these risks, uncertainties, or other factors materialize, our objectives, strategies, or intentions change, or any other factors or assumptions underlying the forward-looking information prove incorrect, our actual results and our plans could vary significantly from what we currently foresee.

Accordingly, we warn investors to exercise caution when considering statements containing forward-looking information and caution them that it would be unreasonable to rely on such statements as creating legal rights regarding our future results or plans. We are under no obligation (and we expressly disclaim any such obligation) to update or alter any statements containing forward-looking information or the factors or assumptions underlying them, whether as a result of new information, future events, or otherwise, except as required by law. All of the forward-looking information in this MD&A is qualified by the cautionary statements herein.

Before making an investment decision
Before making any investment decisions and for a detailed discussion of the risks, uncertainties, and environment associated with our business, its operations, and its financial performance and condition, fully review the sections of this MD&A entitled "Updates to Risks and Uncertainties" and "Regulatory Developments" and fully review the sections in our 2021 Annual MD&A entitled "Regulation in our Industry" and "Environmental, Social, and Governance (ESG)", as well as our various other filings with Canadian and US securities regulators, which can be found at sedar.com and sec.gov, respectively. Information on or connected to sedar.com, sec.gov, our website, or any other website referenced in this document is not part of or incorporated into this MD&A.

# # #

Rogers Communications Inc.	41	Second Quarter 2022